Exhibit 99.2

Dear Shareholders:

This is our seventh annual letter to shareholders since Franco-Nevada was reborn as a public company with our IPO in late 2007.  Over those seven years to year-end 2014, our business model has created real shareholder value.  Franco-Nevada’s share price has outperformed both the gold price and all the relevant comparable gold equity benchmarks with a 19.0% compounded rate of return and a six-fold increase in our market capitalization to over US$7 billion.  In 2014, dividends per share were increased for the seventh consecutive year and declared dividends reached $118 million.

In last year’s letter, we cautioned that a period of consolidation for the gold price should be expected.  In calendar 2014, the gold price finished the year almost where it started.  The S&P/TSX Global Gold Index representing the more senior gold companies declined by 12%.  In contrast, Franco-Nevada’s share price increased by 21% in US dollar terms.  Franco-Nevada now ranks among the top five gold companies in the world by market value.  We are proud to continue to describe Franco-Nevada as the gold investment that works.

We believe the gold price will trade higher in the longer term but that this will always be a cyclical business with periods of consolidation.  We have shown that we can add the most value by making investments when others cannot.  We are now in one of those times and are seeing and capitalizing on many opportunities.  In 2014, Franco-Nevada committed over $900 million to new gold investments in Nevada, West Africa and Latin America.  Our most material transaction occurred late in the year when we supported Lundin Mining’s acquisition of the Candelaria mine in Chile.  We now receive a share of the precious metals from this proven operation.

Our current portfolio continues to generate free cash flow thanks to our many diversified and high-margin assets. With our strong balance sheet of over $600 million in working capital, an unused $500 million committed unsecured revolver facility that remains fully available to us and no debt, we are in a position to be able to capitalize on additional opportunities in 2015 that the current low commodity price environment presents to us.  As companies, from exploration to mid-tier, are turning to the royalty/streaming financial model to finance their discovery to production, Franco-Nevada has the financial strength and asset diversity that it can adapt to changing conditions and be selective in its investment decisions.

Franco-Nevada operates with less than 30 full-time employees and a board of eight directors, increasing to nine following our upcoming shareholders’ meeting.  For our 2015 AGM, Dr. Catharine Farrow is being nominated to join our board.  Catharine brings to the board strong geological and mine development knowledge and experience which is fundamental to our investment decisions. Our success is a reflection of a hard-working and disciplined management team guided by an experienced and engaged board of directors that have a material stake in the company and act as owners.  We would like to thank all of them for their contributions.  With this team and our assets, we are confident about the prospects for Franco-Nevada’s future.

To our shareholders, thank you for continuing your investment with us.  Please consider the resolutions in this circular for our upcoming shareholders’ meeting.  We look forward to meeting many of you personally on May 6th.

“Pierre Lassonde”	“David Harquail”
Chair	President & CEO

March 25, 2015

Notice of annual and special meeting of shareholders

Annual and Special Meeting (the “Meeting”) of the shareholders of
Franco-Nevada Corporation (the “Corporation”)

Date:	Wednesday, May 6, 2015

Time:	4:30 p.m. (Toronto time)

Place:	The TMX Broadcast Centre, The Exchange Tower 130 King Street West, Toronto, Ontario M5X 1J2

Items of Business:

•        to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2014, together with the auditors’ report thereon;

•        to elect the directors of the Corporation;

•        to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

•        to consider and, if thought appropriate, pass, with or without variation, an ordinary resolution confirming an amendment to the Corporation’s by-laws to require advance notice of director nominees from shareholders;

•        to consider and, if thought appropriate, pass, with or without variation, an ordinary resolution confirming an amendment to the Corporation’s by-laws to increase the quorum required at a meeting of shareholders;

•        to consider and, if thought appropriate, pass, with or without variation, an advisory resolution on the Corporation’s approach to executive compensation; and

•        to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular dated March 25, 2015 provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Shareholders are encouraged to vote.  Registered shareholders as of the close of business on March 19, 2015 will be entitled to receive notice of, and vote at, the Meeting and any adjournment thereof.

Registered shareholders who are unable to be present at the Meeting in person, may vote their shares by proxy. Instructions on how to complete and return the proxy are provided with the form of proxy. To be valid, proxies must be deposited with Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, no later than 5:00 p.m. (Toronto time) on May 4, 2015 or on the second business day preceding the date of any adjournment of the Meeting.

Non-registered beneficial shareholders should follow the instructions of their intermediaries in order to vote their shares.

By order of the Board of Directors

“Lloyd Hong”
Chief Legal Officer & Corporate Secretary

Dated at Toronto, the 25th day of March, 2015.

PROXY INFORMATION AND Q&A

This management information circular (this “Circular”) is furnished in connection with the solicitation by the management of Franco-Nevada Corporation (the “Corporation” or “Franco-Nevada”) of proxies to be used at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2 on Wednesday, May 6, 2015, at 4:30 p.m. (Toronto time), and at all adjournments thereof, for the purposes set forth in the notice of the Meeting that accompanies this Circular (the “Notice of Meeting”).

Who can vote?

The directors have fixed March 19, 2015 as the record date for the determination of shareholders entitled to receive notice of the Meeting. Shareholders of record on such date are entitled to vote at the Meeting.

Who is soliciting my proxy?

Management of the Corporation is soliciting your proxy.  It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or employees of the Corporation. Such persons will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice of Meeting. The Corporation may pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and the Circular to beneficial owners of common shares and obtaining proxies therefor. The total cost of the solicitation will be borne directly by the Corporation.

Who votes my shares and can I appoint someone else?

The persons named in the enclosed form of proxy are officers or directors of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) other than the persons specified in such form of proxy to attend and act on behalf of such shareholder at the Meeting. Such right may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the manner set forth in the form of proxy.

A shareholder who has given a proxy may revoke it:

(i)        by depositing an instrument in writing, including another completed form of proxy, executed by such shareholder or shareholder’s attorney authorized in writing either:

a.         at the registered office of the Corporation at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof; or

b.         with the chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof; or

(ii)     in any other manner permitted by law.

How will my shares be voted?

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions contained therein. If the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such specifications, such shares will be voted FOR each of the matters referred to herein.

Does my proxy have any discretionary authority?

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of the Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy.

How do I vote if I am not a registered shareholder?

The information set forth in this section is of significant importance to many holders of common shares, as a substantial number of shareholders do not hold common shares in their own name. Shareholders who do not hold their common shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those common shares will not be registered in the shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. More particularly, a person is a Beneficial Shareholder in respect of common shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary that the Beneficial Shareholder deals with in respect of the common shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”) or the Depository Trust Company (“DTC”)), of which the intermediary is a participant. The vast majority of such shares are registered under the name of CDS or DTC, which act as nominee for many brokerage firms. Common shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific voting instructions, brokers and their nominees are prohibited from voting common shares held for Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person or that the common shares are duly registered in their name.

Applicable securities regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.

The majority of brokers now delegate responsibility for obtaining voting instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”). Broadridge supplies a voting instruction form (“VIF”) and asks Beneficial Shareholders to complete and return the VIF to Broadridge in accordance with the instructions set out in the VIF. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. The Corporation does intend to pay for an intermediary to deliver the proxy-related materials and related forms to Beneficial Shareholders.

Can I vote by phone or online?

Both our transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”) and Broadridge provide telephone voting and Internet voting instructions on the form of proxy (for registered shareholders) and the VIF for Beneficial Shareholders, respectively.

What if I wish to attend and vote at the Meeting in person?

If you are a registered shareholder, please do not complete your form of proxy and instead register with the Transfer Agent when you arrive at the Meeting.

If you are a Beneficial Shareholder, and wish to attend the Meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the Meeting or any adjournment or postponement thereof, please follow the instructions contained in the VIF.

Will the Meeting be available online?

A live audio webcast of the Meeting will be accessible at our website www.franco- nevada.com.  Interested investors will be able to listen to the Meeting but will not be able to ask questions or vote online.

MANAGEMENT INFORMATION CIRCULAR

Except where otherwise indicated, this Circular contains information as of the close of business on March 24, 2015.

Voting Securities and Principal Holders Thereof

As at March 24, 2015, there were 156,503,549 common shares of the Corporation issued and outstanding. Each common share has the right to one vote on each matter at the Meeting.

To the knowledge of the directors and officers of the Corporation, the following persons or companies beneficially own, or exercise control or direction over, directly or indirectly, 10% or more of the issued and outstanding common shares of the Corporation:

Name	Number of Common Shares Beneficially Owned or Controlled or Directed		Percentage of Outstanding Common Shares
BlackRock, Inc. (on behalf of its investment advisory subsidiaries)	19,791,108	(1)	12.65%

Notes

(1)   According to a Schedule 13G filed on EDGAR on January 9, 2015.

Interests of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed below, management of the Corporation is not aware of a material interest, direct or indirect, by way of beneficial ownership of common shares or otherwise, of any director or officer of the Corporation at any time since the beginning of the Corporation’s last financial year, of any proposed nominee for election as a director of the Corporation, or of any associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

BUSINESS OF THE MEETING

Item 1 — Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2014 and the auditor’s report thereon will be placed before the shareholders at the Meeting.  The audited consolidated financial statements are available from the Corporation upon request or they can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.franco-nevada.com.

Item 2 — Election of Directors

At the Meeting, it is proposed that nine directors be elected to the board of directors of the Corporation (the “Board”).  The Corporation is pleased to propose Dr. Catharine Farrow as a first-time nominee for election.  The other nominees for election as directors are currently directors of the Corporation. Each director’s term of office will expire at the next annual meeting of shareholders of the Corporation or when his or her successor is duly elected or appointed, unless his or her term ends earlier in accordance with the articles or by-laws of the Corporation, he or she resigns from office or becomes disqualified to act as a director of the Corporation.

For further information, on the director nominees, director compensation and our corporate governance practices, please refer to pages 8 to 13 of this Circular.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the election of directors, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees whose names are set forth below.

The Board has adopted a policy on majority voting. If, with respect to any particular nominee, such nominee is not elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election, then for purposes of the policy the nominee shall be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law. A person elected as a director who is considered under this test not to have the confidence of the shareholders must immediately submit to the Board his or her resignation, to take effect upon acceptance by the Board. The Board will refer the resignation to the Compensation and Corporate Governance Committee (the “CCGC”) for consideration. A nominee who tenders a resignation pursuant to the policy will not participate in any meeting of the Board or the CCGC at which the resignation is considered. The Board will promptly accept the resignation unless the CCGC determines that there are exceptional circumstances (for example, relating to the composition of the Board or the voting results) that should delay the acceptance of the resignation or justify rejecting it. In any event, it is expected that the resignation will be accepted (or in rare cases rejected) and the Board will promptly announce its decision in a press release within 90 days of the meeting, including reasons for rejecting the resignation, if applicable. This policy does not apply to a contested meeting.

Item 3 — Appointment of Auditors

The auditors of the Corporation are PricewaterhouseCoopers LLP, who were first appointed as auditors of the Corporation on November 29, 2007.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration of the auditors.

Fees

For the years ended December 31, 2014 and 2013, PricewaterhouseCoopers LLP was paid fees from the Corporation as detailed below:

	Dec 31, 2014		Dec 31,2013
Audit Fees	C$	489,645	C$	546,465
Audit-Related Fees	C$	153,944	C$	117,900
Tax Fees	C$	NIL	C$	NIL
Other Fees	C$	10,955	C$	19,920
Total Fees	C$	654,544	C$	684,285

For the year ended December 31, 2014, “Audit-Related Fees” noted above included C$100,000 and C$53,944 for services related to the Corporation’s shelf prospectus supplement and French translation, respectively. For the year ended December 31, 2013, “Audit-Related Fees” noted above included C$20,000, C$14,500 and C$83,400 for services related to the Corporation’s shelf prospectus; issuance of a consent included with the registration statement on Form F-3; and French translation, respectively.

For the year ended December 31, 2014, “Other Fees” noted above included C$10,955 for CPAB fees (the Canadian Public Accountability Board, Canada’s audit regulator).  For the year ended December 31, 2013, “Other Fees” noted above included C$7,420 and C$12,500 for CPAB fees and advice in respect of Mexican issues, respectively.

Policies and Procedures Regarding Services Provided by External Auditors

The Board, upon the recommendation of the Audit and Risk Committee (“ARC”), has adopted policies and procedures regarding services provided by external auditors (collectively, the “Auditor Independence Policy”). Under the Auditor Independence Policy, specific proposals for audit services and permitted non-audit services must be pre-approved by the ARC. The ARC may delegate to any one or more of its members pre-approval authority (other than pre-approval of the annual audit service engagement). Any approvals granted under this delegated authority must be presented to the ARC at its next meeting. The Auditor Independence Policy also provides that the ARC may pre-approve services (other than the annual audit service engagement) without the requirement for a specific proposal where the scope and parameters of such services and their attendant fees are clearly defined. The ARC must be informed in writing at its next scheduled meeting of any engagement of the external auditor to provide services in such circumstances. The Auditor Independence Policy deems de minimus non-audit services to have been pre-approved by the ARC in limited circumstances and subject to certain conditions being met.

The Auditor Independence Policy prohibits the external auditors from providing any of the following types of non-audit services: (a) bookkeeping or other services related to the accounting records or financial statements; (b) financial information systems design and implementation; (c) appraisal or valuation services, fairness opinions, or contribution-in-kind reports; (d) actuarial services; (e) internal audit outsourcing services; (f) management functions or human resources services; (g) corporate finance or other services; (h) broker-dealer, investment advisor or investment banking services; (i) legal services; and (j) any other service that under applicable law and generally accepted auditing standards cannot be provided by an external auditor.

The Auditor Independence Policy provides that the external auditor should not be precluded from providing tax or advisory services that do not fall within any of the categories described above, unless the provision of those services would reasonably be expected to compromise the independence of the external auditor.

Item 4 — Approval of Advance Notice By-law Amendment

At the Meeting, shareholders will be asked to approve an ordinary resolution confirming an amendment to the Corporation’s By-Law No. 1 to require advance notice of director nominees from shareholders (the “Advance Notice Amendment”).

On March 25, 2015, the Board approved an amendment and restatement of its By-Law No. 1 reflecting the Advance Notice Amendment and the Quorum Amendment (discussed below). A complete, restated version of By-Law No. 1 is available on SEDAR at www.sedar.com.

The Corporation believes that shareholders should be provided with sufficient disclosure about director nominees within a reasonable amount of time prior to a meeting at which directors are to be elected so that they can make appropriate decisions on the election of directors. The Advance Notice Amendment is intended to facilitate a transparent, orderly and fair nomination process.

In particular, a shareholder wishing to nominate a director would be required to provide notice to the Corporation as follows:

•                  In the case of an annual meeting (which includes an annual and special meeting) — not less than 30 days prior to the date of the meeting; provided, however, if the meeting is called for a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made, not later than the close of business on the 10th day following the date on which the first public announcement of the date of the meeting was made by the Corporation; and

•                  In the case of a special meeting (which is not also an annual meeting) called for the purpose of electing directors (whether or not called for other purposes) — not later than the close of business on the 15th day following the date on which the first public announcement of the date of the meeting was made by the Corporation.

Consistent with recognized good governance practices, the Advance Notice Amendment also sets forth the information that a shareholder must include in the notice for it to be valid.

The requirements in the Advance Notice Amendment do not apply to shareholder proposals or the requisition of a meeting of shareholders, in each case made in accordance with the provisions of the Canada Business Corporations Act.

A copy of the Advance Notice Amendment is included as Schedule “B” to this Circular.

The ordinary resolution confirming the Advance Notice Amendment (the “Advance Notice Amendment Resolution”) is as follows:

BE IT RESOLVED THAT, the amendment to the Corporation’s By-Law No. 1 to require advance notice of director nominees from shareholders, in the form adopted by the board of directors of the Corporation as set out in Schedule “B” to the Corporation’s management information circular dated March 25, 2015, be and is hereby confirmed.

To be effective, the Advance Notice Amendment Resolution must be approved by at least a majority of the votes cast at the Meeting.

The Board has unanimously approved the Advance Notice Amendment and recommends to shareholders of the Corporation that they vote FOR the Advance Notice Amendment Resolution. Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be voted against the Advance Notice Amendment Resolution, the persons named in the enclosed form of proxy intend to vote FOR the Advance Notice Amendment Resolution. If the Advance Notice Amendment Resolution is not approved at the Meeting, the Advance Notice Amendment will terminate and be of no further force or effect.

Item 5 — Approval of Quorum By-law Amendment

At the Meeting, shareholders will be asked to approve an ordinary resolution confirming an amendment to the Corporation’s By-Law No. 1 to increase the quorum required for a meeting of shareholders (the “Quorum Amendment”).

By-Law No. 1 previously provided that any two shareholders present or represented by proxy constituted a quorum for a meeting of shareholders. In line with good corporate governance practices, the Quorum Amendment requires at least two shareholders present or represented by proxy, holding or representing in the aggregate not less than 25% of the outstanding shares carrying the right to vote at such meeting.

The Board approved the Quorum Amendment on March 25, 2015. A copy of the Quorum Amendment is included as Schedule “C” to this Circular. A complete, restated version of By-Law No. 1 is available on SEDAR at www.sedar.com.

The ordinary resolution confirming the Quorum Amendment (the “Quorum Amendment Resolution”) is as follows:

BE IT RESOLVED THAT, the amendment to the Corporation’s By-Law No. 1 to increase the quorum required for a meeting of shareholders, in the form adopted by the board of directors of the Corporation as set out in Schedule “C” to the Corporation’s management information circular dated March 25, 2015, be and is hereby confirmed.

To be effective, the Quorum Amendment Resolution must be approved by at least a majority of the votes cast at the Meeting.

The Board has unanimously approved the Quorum Amendment and recommends to shareholders of the Corporation that they vote FOR the Quorum Amendment Resolution. Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be voted against the Quorum Amendment Resolution, the persons named in the enclosed form of proxy intend to vote FOR the Quorum Amendment Resolution. If the Quorum Amendment Resolution is not approved at the Meeting, the Quorum Amendment will terminate and be of no further force or effect.

Item 6 — “Say-on-Pay” Advisory Resolution

In early 2010, the CCGC reviewed the guidelines of various governance ratings agencies with respect to “say-on-pay”, in particular, the Canadian Coalition for Good Governance’s Model Shareholder Engagement and “Say on Pay” Policy for Boards of Directors. The CCGC recommended to the Board that shareholders have the opportunity to, on an advisory basis, vote in respect of the Corporation’s approach to executive compensation. For 2015, shareholders of the Corporation are again being given the opportunity to vote on an advisory basis “for” or “against” the Corporation’s approach to executive compensation through the following resolution (the “Say-on-Pay Advisory Resolution”):

BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the board of directors of the Corporation, the shareholders accept the approach to executive compensation as disclosed in the Corporation’s management information circular dated March 25, 2015.

The Board recommends to shareholders of the Corporation that they vote FOR the Say-on-Pay Advisory Resolution. Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be voted against the Say-on-Pay Advisory Resolution, the persons named in the enclosed form of proxy intend to vote FOR the Say-on-Pay Advisory Resolution.

Since the vote is advisory, it will not be binding on the Board or the CCGC. However, the Board and, in particular, the CCGC, will consider the outcome of the vote as part of its ongoing review of executive compensation. For further information on the Corporation’s approach to executive compensation, please refer to pages 29 to 47 of this Circular.

DIRECTOR INFORMATION

Nominee Information

The following table sets forth for each of the persons proposed to be nominated for election as directors their name, age, city, province/state and country of residence; their principal occupations or employment; a brief biographical description; the date on which they became directors of the Corporation; their independence; their key skills and competencies as determined by the CCGC; their memberships with the ARC or CCGC, as applicable; their attendance at Board meetings; their attendance at ARC and CCGC meetings, as applicable; the number of common shares of the Corporation beneficially owned or over which control or direction is exercised, directly or indirectly; the number of stock options held; the number of deferred share units (“DSUs”) or restricted share units (“RSUs”) held; the “at-risk” values thereof; their voting results at previous shareholder meetings; and current other board and committee memberships (including interlocks), all as at March 24, 2015.

For additional information regarding compensation, options and minimum ownership requirements, please see “Compensation of Directors”.

Pierre Lassonde, Toronto, Ontario, Canada

Director Since: Nov 12, 2007
Age: 67

Pierre Lassonde is Chair of the Board. Mr. Lassonde formerly served as President of Newmont Mining Corporation (“Newmont”) from 2002 to 2006 and as a director and Vice-Chair of Newmont until November 30, 2007. Previously, Mr. Lassonde served as a director and President (1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of Franco-Nevada Mining Corporation Limited (“Old Franco-Nevada”). Mr. Lassonde also served as President and Chief Executive Officer of Euro-Nevada Mining Corporation Limited from 1985 to 1999, prior to its amalgamation with Old Franco-Nevada. Mr. Lassonde served as a director of Normandy Mining Limited from 2001 to 2002. Mr. Lassonde is past Chair and a past director of the World Gold Council, Chair of the Quebec National Art Museum and a director of New Gold Inc. and Enghouse Systems Limited. Mr. Lassonde received his Chartered Financial Analyst designation from the CFA Institute in 1984, a P. Eng (Association of Professional Engineers of Ontario) in 1976, a Master of Business Administration from the University of Utah in 1973, a B.Sc. (Electrical Engineering) from EcolePolytechnique in 1971 and a B.A. from Seminaire de St. Hyacinthe/Université de Montréal in 1967. Mr. Lassonde was appointed a Member of the Order of Canada in 2002 and was inducted into the Canadian Mining Hall of Fame in 2013.

Skills(1)

Mining	Oil & Gas	Accounting & Finance	Legal	Risk Management	HR & Compensation	Corporate Governance	Public Company Boards	Public Company Management
✓		✓		✓	✓	✓	✓	✓

Securities Held

Common Shares(2)	DSUs(3)	At-Risk Value of Common Shares and DSUs(4)		Options(5)	At-Risk Value of Common Shares, DSUs and Options(6)
2,434,247	4,567	C$	154,669,584	175,000	C$	163,108,084

Board and Committee Positions/Membership and Attendance

Independent Member of the Board (Chair)	Board Meetings Attended 2014: 6 of 6-100%
Committee Memberships: None	Mr. Lassonde regularly attends committee meetings of which he is not a member.

Annual and Special Meeting Voting Results	Votes in Favour	Votes Withheld
2014	110,257,827 (98.06%)	2,183,604 (1.94%)
2013	101,178,596 (97.28%)	2,824,172 (2.72%)

Current Other Public Board Memberships	Current Other Committee Memberships
Enghouse Systems Limited	Compensation (Chair)
New Gold Inc. — Interlocking board member.(7)	Compensation

David Harquail, Toronto, Ontario, Canada

Director Since: Nov 13, 2007
Age: 58

David Harquail is President and Chief Executive Officer (the “CEO”) and is a director of Franco-Nevada. Mr. Harquail served as Executive Vice President of Newmont (2006 to 2007) and previously served as President and Managing Director of Newmont Capital, the merchant banking division of Newmont (2002 to 2006). Prior to the acquisition by Newmont of Old Franco-Nevada in 2002, Mr. Harquail was with Old Franco-Nevada for a period of 15 years with the final position of Senior Vice President responsible for the metals royalty division and corporate development. Mr. Harquail is on the board of the World Gold Council and has also held roles as President and Chief Executive Officer of Redstone Resources Inc., as a director of Inco Limited, Echo Bay Mines Limited, Kinross Gold Corporation and the Prospectors and Developers Association of Canada and as a task force advisor to the Toronto Stock Exchange. Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, a Master’s degree in Business Administration from McGill University and is a registered Professional Engineer in Ontario.

Skills(1)

Mining	Oil & Gas	Accounting & Finance	Legal	Risk Management	HR & Compensation	Corporate Governance	Public Company Boards	Public Company Management
✓		✓		✓	✓	✓	✓	✓

Securities Held

Common Shares(2)	RSUs(3)		At-Risk Value of Common Shares and RSUs(4)	Options(5)	At-Risk Value of Common Shares, RSUs and Options(6)
1,252,981	47,748	(8)	Aggregate of C$83,492,233 comprised of C$79,464,055 (Common Shares) and C$3,028,178 (RSUs)	418,750	C$	99,448,277

Board and Committee Positions/Membership and Attendance

Non-Independent Member of the Board (President & CEO) Committee Memberships: None	Board Meetings Attended 2014: 6 of 6 -100% Mr. Harquail regularly attends committee meetings of which he is not a member.

Annual and Special Meeting Voting Results	Votes in Favour	Votes Withheld
2014	110,852,872 (98.59%)	1,588,560 (1.41%)
2013	103,411,959 (99.43%)	590,810 (0.57%)

Current Other Public Board Memberships	Current Other Committee Memberships
None	None

Tom Albanese, Oxshott, Surrey, United Kingdom

Director Since: Aug 8, 2013
Age: 58

Tom Albanese is Chief Executive Officer and a director of Vedanta Resources plc and is a director of Franco-Nevada.  Mr. Albanese is also Chief Executive Officer and a director of SesaSterlite Ltd., a subsidiary of Vedanta Resources plc. From 2007 to January 2013, Mr. Albanese was Chief Executive Officer of Rio Tinto plc.  Mr. Albanese previously served on the boards of Ivanhoe Mines Limited, Palabora Mining Company and Turquoise Hill Resources Limited. In addition, Mr. Albanese is a member of the Board of Visitors, Duke University, Fuqua School of Business.  Mr. Albanese holds a Master’s of Science degree in Mining Engineering and a Bachelor of Science degree in Mineral Economics both from the University of Alaska Fairbanks.

Skills(1)

Mining	Oil & Gas	Accounting & Finance	Legal	Risk Management	HR & Compensation	Corporate Governance	Public Company Boards	Public Company Management
✓		✓		✓	✓	✓	✓	✓

Securities Held

Common Shares(2)	DSUs(3)	At-Risk Value of Common Shares and DSUs(4)		Options(5)	At-Risk Value of Common Shares, RSUs and Options(6)
11,235	826	C$	764,909	75,000	C$	2,058,659

Board and Committee Positions/Membership and Attendance

Independent Member of the Board	Board Meetings Attended 2014: 6 of 6 -100%
Committee Membership: ARC (effective March 20, 2014)	ARC Meetings Attended 2014: 3 of 3 - 100% Mr. Albanese regularly attends CCGC meetings.

Annual and Special Meeting Voting Results	Votes in Favour	Votes Withheld
2014	109,436,003 (97.33%)	3,005,428 (2.67%)
2013	N/A	N/A

Current Other Public Board Memberships	Current Other Committee Memberships
Vedanta Resources plc	None
Sesa Sterlite Ltd.	None

Derek W. Evans, Calgary, Alberta, Canada

Director Since: Aug 8, 2008
Age: 58

Derek Evans is President and Chief Executive Officer of Pengrowth Energy Corporation (an oil and natural gas company), and is a director of Franco-Nevada. From May to September 2009, Mr. Evans was President and Chief Operating Officer of Pengrowth Energy Trust. Mr. Evans served as President and Chief Executive Officer of Focus Energy Trust from May 2002 until March 2008. Mr. Evans has over 30 years of experience in a variety of operational and senior management positions in the oil and gas business in Western Canada. Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in Alberta. Mr. Evans is also a member of the Institute of Corporate Directors.

Skills(1)

Mining	Oil & Gas	Accounting & Finance	Legal	Risk Management	HR & Compensation	Corporate Governance	Public Company Boards	Public Company Management
	✓	✓		✓	✓	✓	✓	✓

Securities Held

Common Shares(2)	DSUs(3)	At-Risk Value of Common Shares and DSUs(4)		Options(5)	At-Risk Value of Common Shares, DSUs and Options(6)
4,000	6,946	C$	694,195	75,000	C$	4,032,445

Board and Committee Positions/Membership and Attendance

Independent Member of the Board	Board Meetings Attended 2014: 6 of 6 -100%
Committee Membership: ARC	ARC Meetings Attended 2014: 5 of 5 - 100% Mr. Evans regularly attends CCGC meetings.

Annual and Special Meeting Voting Results	Votes in Favour	Votes Withheld
2014	111,458,934 (99.13%)	982,498 (0.87%)
2013	102,540,920 (98.59%)	1,461,849 (1.41%)

Current Other Public Board Memberships	Current Other Committee Memberships
Pengrowth Energy Corporation	None

Graham Farquharson, Toronto, Ontario, Canada

Director Since: Nov 12, 2007
Age: 74

Graham Farquharson is President of Strathcona Mineral Services Limited (a mining consulting firm) and is a director of Franco-Nevada. Mr. Farquharson previously served on the boards of Placer Dome Inc., Cambior Inc., St Andrew Goldfields Ltd. and several other mining companies. In addition, Mr. Farquharson is the Chair of the Canadian Mineral Industry Education Foundation. Mr. Farquharson holds a Bachelor of Science degree in Mining Engineering from the University of Alberta, a Master’s degree in Business Administration from Queen’s University and is a registered Professional Engineer in Ontario. Mr. Farquharson was inducted into the Canadian Mining Hall of Fame in 2010.

Skills(1)

Mining	Oil & Gas	Accounting & Finance	Legal	Risk Management	HR & Compensation	Corporate Governance	Public Company Boards	Public Company Management
✓		✓		✓	✓	✓	✓	✓

Securities Held

Common Shares(2)	DSUs(3)	At-Risk Value of Common Shares and DSUs(4)		Options(5)	At-Risk Value of Common Shares, DSUs and Options(6)
77,066	7,204	C$	5,344,403	75,000	C$	8,960,903

Board and Committee Positions/Membership and Attendance

Independent Member of the Board	Board Meetings Attended 2014: 6 of 6 -100%
Committee Membership: CCGC	CCGC Meetings Attended 2014: 4 of 4 -100% Mr. Farquharson regularly attends ARC meetings.

Annual and Special Meeting Voting Results	Votes in Favour	Votes Withheld
2014	110,823,963 (98.56%)	1,617,468 (1.44%)
2013	101,725,984 (97.81%)	2,276,786 (2.19%)

Current Other Public Board Memberships	Current Other Committee Memberships
N/A	N/A

Catharine Farrow, Sudbury, Ontario, Canada

Director Since: First-time nominee
Age: 50

Dr. Catharine Farrow is a first-time nominee to the Board of Franco-Nevada.  Dr. Farrow is Chief Executive Officer and a director of TMAC Resources Inc. (a private gold exploration and mining company) and President of FarExGeoMine Ltd. (a private consultancy). In addition, Dr. Farrow is also a director of the Canadian Breast Cancer Foundation and the Prospectors and Developers Association of Canada. Dr. Farrow previously served as Chief Operating Officer of KGHM International Ltd. (formerly FNX Mining Company Inc.). Dr. Farrow is a member of the Association of Professional Geoscientists of Ontario and the Canadian Institute of Mining, Metallurgy & Petroleum, a fellow member of the Society of Economic Geologists and is an Adjunct Professor at Laurentian University. She holds a Doctorate in Earth Sciences from Carleton University, a Masters degree in Geology from Acadia University, and a Bachelor of Science degree in Geology from Mount Allison University.

Skills(1)

Mining	Oil & Gas	Accounting & Finance	Legal	Risk Management	HR & Compensation	Corporate Governance	Public Company Boards	Public Company Management
✓				✓	✓	✓		✓

Securities Held

Common Shares(2)	DSUs(3)	At-Risk Value of Common Shares and DSUs(4)	Options(5)(9)	At-Risk Value of Common Shares, DSUs and Options(6)
Nil	Nil	N/A	Nil	N/A

Board and Committee Positions/Membership and Attendance

N/A	N/A

Annual and Special Meeting Voting Results	Votes in Favour	Votes Withheld
2014	N/A	N/A
2013	N/A	N/A

Current Other Public Board Memberships	Current Other Committee Memberships
N/A	N/A

Louis Gignac, Brossard, Québec, Canada

Director Since: Nov12, 2007
Age: 64

Louis Gignac is President of G Mining Services Inc. (a private consultancy) and is a director of Franco-Nevada. Mr. Gignac previously served as President, Chief Executive Officer and a director of Cambior Inc. from its creation in 1986 until its acquisition by IAMGOLD Corporation in 2006. Mr. Gignac previously held management positions with Falconbridge Copper Company and Exxon Minerals Company and was a director of St Andrew Goldfields Ltd. and Marengo Mining Limited. Mr. Gignac also served as a professor in mining engineering at Laval University from 1979 to 1981. Mr. Gignac serves as a director of Domtar Corporation and is a member of the Ordre des ingénieurs du Québec. Mr. Gignac holds a Doctorate of Engineering in Mining Engineering from the University of Missouri Rolla, a Master’s degree in Mineral Engineering from the University of Minnesota, and a Bachelor of Science degree in Mining Engineering from Laval University.

Skills(1)

Mining	Oil & Gas	Accounting & Finance	Legal	Risk Management	HR & Compensation	Corporate Governance	Public Company Boards	Public Company Management
✓		✓		✓	✓	✓	✓	✓

Securities Held

Common Shares(2)	DSUs(3)	At-Risk Value of Common Shares and DSUs(4)		Options(5)	At-Risk Value of Common Shares, DSUs and Options(6)
10,000	4,337	C$	909,253	75,000	C$	4,525,753

Board and Committee Positions/Membership and Attendance

Independent Member of the Board		Board Meetings Attended 2014: 6 of 6 -100%
Committee Membership:	ARC (ceased March 20, 2014)	ARC Meetings Attended 2014: 2 of 2 - 100%
	CCGC (effective March 20, 2014)	CCGC Meetings Attended 2014: 2 of 2 - 100% Mr. Gignac regularly attends ARC meetings.

Annual and Special Meeting Voting Results	Votes in Favour	Votes Withheld
2014	111,037,932 (98.75%)	1,403,500 (1.25%)
2013	101,503,071 (97.60%)	2,499,698 (2.40%)

Current Other Public Board Memberships	Current Other Committee Memberships
Domtar Corporation	Environmental, Health and Safety; Human Resources

Randall Oliphant, Toronto, Ontario, Canada

Director Since: Nov 12, 2007
Age: 55

Randall Oliphant is Executive Chairman of New Gold Inc. (a gold mining company) and is a director of Franco-Nevada. Mr. Oliphant is a member of the advisory board for Metalmark Capital LLC and serves as a director of WesternZagros Resources Ltd. and Newmarket Gold Inc.  Mr. Oliphant is the current Chairman of the World Gold Council and has also served on the boards and advisory boards of a number of companies and not-for-profit organizations. Mr. Oliphant held positions with Barrick Gold Corporation from 1987 to 2003 and served as Barrick’s President and Chief Executive Officer from 1999 to 2003. Mr. Oliphant received his Bachelor of Commerce degree in 1984 from the University of Toronto and his Chartered Professional Accountant, CA designation in 1986.

Skills(1)

Mining	Oil & Gas	Accounting & Finance	Legal	Risk Management	HR & Compensation	Corporate Governance	Public Company Boards	Public Company Management
✓	✓	✓		✓	✓	✓	✓	✓

Securities Held

Common Shares(2)	DSUs(3)	At-Risk Value of Common Shares and DSUs(4)		Options(5)	At-Risk Value of Common Shares, DSUs and Options(6)
75,000	Nil	C$	4,756,500	25,000	C$	5,962,000

Board and Committee Positions/Membership and Attendance

Independent Member of the Board	Board Meetings Attended 2014: 6 of 6 -100%
Committee Membership: ARC (Chair)	ARC Meetings Attended 2014: 5 of 5 - 100% Mr. Oliphant regularly attends CCGC meetings.

Annual and Special Meeting Voting Results	Votes in Favour	Votes Withheld
2014	96,377,051 (85.71%)	16,064,380 (14.29%)
2013	96,414,693 (92.70%)	7,588,076 (7.30%)

Current Other Public Board Memberships	Current Other Committee Memberships
New Gold Inc. (Executive Chairman) — Interlocking board member.(7)	None
WesternZagros Resources Ltd.	Audit; Governance
Newmarket Gold Inc.	None

Hon. David R. Peterson, Toronto, Ontario, Canada

Director Since: Nov 12, 2007
Age: 71

David Peterson is Chair of the law firm Cassels Brock & Blackwell LLP, and is a director of Franco-Nevada. He was the Premier of the Province of Ontario from 1985 to 1990. He was the founding Chair of the Toronto Raptors of the National Basketball Association and was the Chair of the successful Toronto Bid for the 2015 Pan Am Games and is now the Chair of the 2015 Pan American and Parapan American Games Organizing Committee. Mr. Peterson also serves as a director of Rogers Communications Inc. and VersaPay Corporation. Mr. Peterson is Chancellor Emeritus of the University of Toronto and a director of St. Michael’s Hospital.  Mr. Peterson holds an LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980 and summoned by Her Majesty to the Privy Council in 1992.

Skills(1)

Mining	Oil & Gas	Accounting & Finance	Legal	Risk Management	HR & Compensation	Corporate Governance	Public Company Boards	Public Company Management
			✓	✓	✓	✓	✓	✓

Securities Held

Common Shares(2)	DSUs(3)	At-Risk Value of Common Shares and DSUs(4)		Options(5)	At-Risk Value of Common Shares, DSUs and Options(6)
15,000	8,589	C$	1,496,014	75,000	C$	5,112,514

Board and Committee Positions/Membership and Attendance

Independent Member of the Board	Board Meetings Attended 2014: 6 of 6 -100%
Committee Membership: CCGC (Chair)	CCGC Meetings Attended 2014: 4 of 4 - 100% Mr. Peterson regularly attends ARC meetings.

Annual and Special Meeting Voting Results	Votes in Favour	Votes Withheld
2014	106,462,106 (94.68%)	5,979,325 (5.32%)
2013	98,872,426 (95.07%)	5,130,343 (4.93%)

Current Other Public Board Memberships	Current Other Committee Memberships
Rogers Communications Inc.	Pension
VersaPay Corporation	Compensation

Notes

(1)         The CCGC has developed a skills matrix (the “Skills Matrix”) comprised of the skills and competencies it expects the Board as a whole to possess and has identified which of those skills and competencies are possessed by its existing directors.  The skills and competencies are as follows:  experience with respect to the mining industry, experience with respect to the oil & gas industry, experience in accounting and finance, risk management, legal matters, human resources and compensation matters, corporate governance, public company boards and public company management.

(2)         The information as to the number of common shares of the Corporation and any of its subsidiaries beneficially owned, or over which control or direction is exercised, directly or indirectly, by each proposed director, including those which are not registered in the name of such director and not being within the knowledge of the Corporation, has been furnished by the respective director.

(3)         Non-employee directors are eligible to participate in the Corporation’s deferred share unit plan to receive DSUs. The President & CEO, as an employee director is eligible to participate in the Corporation’s share compensation plan to receive RSUs. For additional information regarding these plans, please see “Director Compensation — Deferred Unit Share Plan” and “Other Information — Share Compensation Plan”. Fractional DSUs have been rounded.

(4)         Calculated as of March 24, 2015 using the closing price of the common shares on the TSX of C$63.42 per share.

(5)         For additional information regarding options held by directors, please see “Director Compensation”.

(6)         Calculated as of March 24, 2015 using the closing price of the common shares on the TSX of C$63.42 per share less the applicable exercise price for options.

(7)         Messrs. Lassonde and Oliphant are both directors of New Gold Inc.  With respect to this interlocking board membership, it is the Board’s view that the mining community at the highest levels is closely connected and that in order for the Corporation’s directors to maintain these connections, which are in the best interests of the Corporation, directors of the Corporation should be permitted to serve on other boards of directors, including in some cases, the same board of directors.  The Board is satisfied that it has a clearly established system for dealing with conflicts of interest if any were to arise.  See “Ethical Business Conduct” below.

(8)         Comprised of 27,616 performance-based RSUs and 20,132 time-based RSUs. See “Statement of Executive Compensation.”

(9)         If elected, Dr. Farrow will receive a grant of stock options in connection with her recruitment to the Board.

Securities laws require the Corporation to disclose whether a proposed director has: (i) been a director or an executive officer of a company that has been subject to a cease trade or other order or become bankrupt; (ii) been bankrupt; (iii) been subject to any penalties or sanctions relating to securities legislation or entered into a settlement agreement with a securities regulatory authority; and (iv) been subject to any other penalties or sanctions that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director. To the Corporation’s knowledge (based on information furnished by the proposed directors), no disclosure is required in respect of the proposed directors.

Director Compensation

Director Compensation Table

The following table (presented in accordance with Form 51-102F6) sets forth all amounts of compensation earned by the non-executive directors for the Corporation’s most recently completed financial year.

Name	Fees earned(1) ($)		Share- based awards ($)(2)	Option- based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)(3)	Total ($)
Pierre Lassonde	$80,091	(4)	$3,428	Nil	Nil	Nil	$83,519
Tom Albanese	$40,046		$467	Nil	Nil	Nil	$40,513
Derek Evans	$40,046		$4,787	Nil	Nil	Nil	$44,833
Graham Farquharson	$40,046		$4,978	Nil	Nil	Nil	$45,024
Louis Gignac	$40,046		$3,060	Nil	Nil	Nil	$43,106
Randall Oliphant	$53,394	(5)	Nil	Nil	Nil	Nil	$53,394
David Peterson	$48,945	(6)	$5,913	Nil	Nil	Nil	$54,858

Notes

(1)         For a breakdown of fees paid in cash versus fees credited in DSUs, see the chart below under “Deferred Share Unit Plan”. Fees paid or payable to the directors were payable in Canadian dollars as follows: Mr. Lassonde — C$90,000, Mr. Albanese — C$45,000, Mr. Evans — C$45,000, Mr. Farquharson — C$45,000, Mr. Gignac — C$45,000, Mr. Oliphant — C$60,000 and Mr. Peterson — C$55,000. The rate used for currency translation into U.S. dollars was 0.8899, which was the average rate used for currency translation for the Corporation’s expenses for the year ended December 31, 2014.

(2)         This represents the grant date fair value of the dividend equivalents credited under the DSU Plan in U.S. dollars based on the Bank of Canada noon rate on the date such DSUs were issued.

(3)         Reimbursement to each of the directors for expenses and fees was made during the year. These reimbursements were not considered perquisites, as they were integrally and directly related to the performance of each director’s duties.

(4)         Fees earned include C$45,000 in annual fees and C$45,000 in fees for serving as the Chair of the Board.

(5)         Fees earned include C$45,000 in annual fees and C$15,000 in fees for serving as the Chair of the ARC.

(6)         Fees earned include C$45,000 in annual fees and C$10,000 in fees for serving as Chair of the CCGC.

Discussion of Director Compensation Table

Significant factors necessary to understand the information disclosed in the Director Compensation Table above include the Board’s fee structure, the Corporation’s deferred share unit plan, and directors’ equity investment requirements.

Board Fees

Since 2011, compensation for non-executive directors has been set at C$45,000 per director per year (the “Annual Retainer”) and no fees have been payable in respect of attendance at meetings.  The Chair of the Board, the Chair of the ARC and the Chair of the CCGC have also received additional compensation of C$45,000 per year (the “Chair Retainer”), C$15,000 per year (the “ARC Retainer”) and C$10,000 per year (the “CCGC Retainer”), respectively.

In light of (i) the growth of the Corporation, (ii) the increased workload of the directors (including the Chair and the Chairs of the ARC and CCGC) and (iii) the need to recruit new directors in connection with Board renewal as existing directors retire, the CCGC conducted an extensive review of director compensation in 2015 and concluded that director compensation did not adequately compensate the directors, the Chair of the Board and the Chairs of the ARC and CCGC for their continued deep commitment to the Corporation.

The CCGC further determined that director compensation should largely be linked to the long-term growth of the Corporation’s share price.  As such, the CCGC determined that any increase to director compensation should include the grant of DSUs (as defined below) instead of just paying additional cash.

On the recommendation of the CCGC, the Board (i) maintained the Annual Retainer at C$45,000 per year, (ii) determined to continue its practice of not paying attendance fees, and (iii) approved the following changes to Board compensation effective July 1, 2015:

•                  Granting 2,000 DSUs per year to each director which vest on the grant date;

•                  Increasing the Chair Retainer to C$90,000, the ARC Retainer to $25,000 and the CCGC Retainer to $15,000; and

•                  Adding travel fees (for out-of-town directors) of C$1,500 per day to a maximum of two days per meeting.

Directors are also reimbursed for out-of-pocket expenses for attending Board and committee meetings and in respect of other activities relating to Board service. No director compensation is paid to directors who are members of management of the Corporation.

Deferred Share Unit Plan

Effective March 26, 2008, the Board adopted a deferred share unit plan (the “DSU Plan”), which permits directors who are not salaried officers or employees of the Corporation or a related corporation (referred to as “Eligible Directors”) to defer receipt of all or a portion of their Board fees until termination of Board service. The DSU Plan also provides the Board with the flexibility to award deferred share units (“DSUs”) to Eligible Directors as another form of compensation. Only Eligible Directors are permitted to participate in the DSU Plan which is administered by the CCGC.

With respect to conversion of Board fees into DSUs (“Conversion DSUs”), each Eligible Director may elect to be paid a minimum of 20% up to a maximum of 100%, in 10% increments, of Board fees in the form of Conversion DSUs in lieu of being paid such fees in cash. On the date on which Board fees are payable (on a quarterly basis), the number of Conversion DSUs to be credited to a participating Eligible Director (a “Participant”) is determined by dividing an amount equal to the designated percentage of the Board fees that the Participant has elected to have credited in Conversion DSUs on that fee payment date, by the fair market value of a common share (i.e. weighted average trading price for the last five trading days) on that fee payment date.

The DSU Plan also permits the CCGC to award DSUs to directors as additional compensation.  To date no DSUs have been awarded to directors under these provisions of the DSU Plan. Under the DSU Plan, the CCGC is authorized to determine when these DSUs will be awarded, the number of DSUs to be awarded, the vesting criteria for each award of these DSUs, if any, and all other terms and conditions of each award. Unless the CCGC determines otherwise, these DSUs awarded under the Plan will be subject to a vesting schedule whereby they will become vested in equal instalments over three years with one-third vesting on the first anniversary of the award and one-third vesting on each of the subsequent anniversaries of the award. The CCGC may consider alternatives for vesting criteria related to the Corporation’s performance and has the flexibility under the DSU Plan to apply such vesting criteria to particular awards of DSUs. The DSU Plan also provides that: (i) where a Participant’s termination of Board service is as a result of death, all unvested DSUs will vest effective on the date of death; and (ii) in a change of control context, all unvested DSUs will vest immediately prior to the change of control.

When dividends are declared by the Corporation, a Participant is also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs the Participant holds on the record date for the payment of a dividend.

A Participant is permitted to redeem his vested DSUs only following termination of Board service by way of retirement, non-re-election as a director, resignation or death. A Participant (or, in the case of death of the Participant, the Participant’s legal representative) will be entitled, by giving written notice to the Corporation, provided the Participant is not at that time a salaried officer or an employee of the Corporation or a related corporation, to redeem, on one or more dates specified by the Participant (or the Participant’s legal representative, as the case may be) occurring on or after the date of such notice, which date(s) shall not, in any event, be prior to the tenth trading day following the release of the Corporation’s quarterly or annual financial results immediately following the Participant’s termination of Board service and shall not be later than December 1st of the first calendar year commencing after the time of such termination of Board service, all or a portion of the vested DSUs. If the Participant (or the Participant’s legal representative, as the case may be) fails to provide written notice to the Corporation in respect of the redemption of all or any portion of the Participant’s vested DSUs, the Participant (or the Participant’s legal representative, as the case may be) will be deemed to have elected to redeem all vested DSUs on December 1st of the calendar year commencing after the date of termination of Board service of the Participant.  The DSU Plan has more specific restrictions on redemptions for U.S. Participants.

Upon redemption of DSUs, the Corporation will pay to the Participant a lump sum cash payment equal to the number of DSUs to be redeemed multiplied by a calculation of the fair market value of a common share (i.e. weighted average trading price for the last five trading days) on the redemption date, net of any applicable deductions and withholdings. The DSU Plan does not entitle any Participant to acquire common shares of the Corporation.

The following chart outlines the breakdown of fees paid in cash versus fees credited in DSUs during the year ended December 31, 2014 and the total DSUs accumulated during the year ended December 31, 2014.

Director Fee/DSUs Breakdown

Name	Fees earned(1) ($)	Election percentage (% DSUs)	Total fees paid in cash ($)	Total fees accrued in cash ($)	Total fees credited in DSUs ($)	Number of DSUs (#)(2)	Dividend Equivalents (#)(2)	Total DSUs(2)
Pierre Lassonde	$80,091	0%	$80,091	Nil	Nil	Nil	68	68
Tom Albanese	$40,046	50%	$15,017	$5,006	$20,023	408	9	417
Derek Evans	$40,046	100%	Nil	Nil	$40,046	816	95	911
Graham Farquharson	$40,046	100%	Nil	Nil	$40,046	816	99	915
Louis Gignac	$40,046	50%	$15,017	$5,006	$20,023	408	61	469
Randall Oliphant	$53,394	0%	$40,046	$13,349	Nil	Nil	Nil	Nil
David Peterson	$48,945	100%	Nil	Nil	$48,945	998	117	1,115

Notes

(1)         Fees paid or payable to the directors were payable in Canadian dollars. The rate used for currency translation into U.S. dollars was 0.8899, which was the average rate used for currency translation for the Corporation’s expenses for the year ended December 31, 2014.

(2)         Fractional DSUs have been rounded.

Directors’ Equity Investment Requirements

With a view to aligning the interests of directors with those of shareholders, each director that is not a salaried officer or employee of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to three times the Annual Retainer in the form of common shares of the Corporation and/or DSUs held pursuant to the DSU Plan. Each director has a period of three years from the date of his/her first election by shareholders or appointment by the Board, as applicable, to satisfy the minimum equity investment requirement.  At the time of the Corporation’s initial public offering in 2007 (the “IPO”), the directors at such time had subscribed for an aggregate of 1,000,000 common shares of the Corporation in order to ensure that the interests of the directors would be aligned with shareholders.

Under the Equity Ownership Policy for Directors, if a director has not achieved the minimum equity investment at the time of any options being exercised by the director, he or she shall be required to continue to hold at least 50% or such lesser number of common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements.

On March 25, 2015 the Board approved an amendment to the Equity Ownership Policy for Directors to provide that the value of the equity investment of a director at any time will be based on the current market value of the common shares, and of the DSUs under the DSU Plan. Previously, the policy permitted the value to be determined based on the higher of the acquisition cost and the current market value.  Based on the Annual Retainer for fiscal 2015, the minimum equity investment is C$135,000. The following table summarizes equity investment in the Corporation by individual directors as at March 24, 2015.

	Equity Ownership as at March 24, 2015		Equity Ownership as at March 24, 2014		Net Changes in Equity Ownership		Value of Equity Investment at		Additional
	Common		Common		Common		March 24,		Required
Name	Shares	DSUs	Shares	DSUs	Shares	DSUs	2015(1)		Investment
Pierre Lassonde	2,434,247	4,567	2,699,247	4,499	(265,000)	68	C$	154,669,584	Nil
Tom Albanese	11,235	826	11,235	409	Nil	417	C$	764,909	Nil
Derek Evans	4,000	6,946	4,000	6,034	Nil	911	C$	694,195	Nil
Graham Farquharson	76,630	7,204	76,630	6,289	Nil	915	C$	5,344,403	Nil
Louis Gignac	10,000	4,337	10,000	3,868	Nil	469	C$	909,253	Nil
Randall Oliphant	75,000	Nil	75,000	Nil	Nil	Nil	C$	4,756,500	Nil
David Peterson	15,000	8,589	15,000	7,474	Nil	1,115	C$	1,496,014	Nil

Notes

(1)         The closing price of the common shares on the TSX on March 24, 2015 was C$63.42 per share.

Other Information

There were no repricings during the financial year ended December 31, 2014. Other than the DSU Plan, the Corporation did not have any other share-based or option-based award programs for non-executive directors in place during the financial year ended December 31, 2014. No awards of DSUs other than Conversion DSUs were made under the DSU Plan during the financial year ended December 31, 2014.

Incentive Plan Awards for Directors

Outstanding Share-Based Awards and Option-Based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each non-executive director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Option-based Awards						Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)(5)	Market or payout value of share- based awards that have not vested(6) ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Pierre Lassonde	175,000	(2)	C$	15.20	Dec 1, 2017	$6,337,209	290	$14,301	Nil
Tom Albanese	75,000	(3)	C$	46.17	Aug 19, 2023	$713,736	10	$493	Nil
Derek Evans	75,000	(4)	C$	18.91	Aug 21, 2018	$2,476,095	296	$14,597	Nil
Graham Farquharson	75,000	(2)	C$	15.20	Dec 1, 2017	$2,715,947	316	$15,584	Nil
Louis Gignac	75,000	(2)	C$	15.20	Dec 1, 2017	$2,715,947	210	$10,356	Nil
Randall Oliphant	25,000	(2)	C$	15.20	Dec 1, 2017	$905,316	Nil	Nil	Nil
David Peterson	75,000	(2)	C$	15.20	Dec 1, 2017	$2,715,947	368	$18,148	Nil

Notes

(1)         The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2014, which was C$57.21 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.8620, which was the Bank of Canada noon rate on December 31, 2014.

(2)         These options vested over a three-year period from their grant date of December 1, 2007.

(3)         These options vest over a three-year period from their grant date of August 19, 2013.

(4)         These options vested over a three-year period from their grant date of August 21, 2008.

(5)         This is the number of dividend equivalents credited under the DSU Plan since its inception.

(6)         The market or payout value as at December 31, 2014 was calculated using the closing price on the TSX of C$57.21 per share and the Bank of Canada noon rate on that day of 0.8620. The grant date fair value of the dividend equivalents credited under the DSU Plan was as follows: Mr. Lassonde - $3,428, Mr. Albanese - $467, Mr. Evans - $4,787, Mr. Farquharson - $4,978, Mr. Gignac - $3,060, Mr. Oliphant - Nil and Mr. Peterson - $5,913.

Incentive Plan Awards — Value Vested or Earning During the Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned by each non-executive director during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year ($)		Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Pierre Lassonde	Nil		Nil	Nil
Tom Albanese	$404,430	(1)	Nil	Nil
Derek Evans	Nil		Nil	Nil
Graham Farquharson	Nil		Nil	Nil
Louis Gignac	Nil		Nil	Nil
Randall Oliphant	Nil		Nil	Nil
David Peterson	Nil		Nil	Nil

Notes

(1)             Represents 33 1/3% of options granted on August 19, 2013, which vested on August 19, 2014. The value vested during the year of option-based awards was calculated using the closing price of the common shares on the TSX on the vesting date of August 19, 2014, which was C$63.85 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.9150, which was the Bank of Canada noon rate on August 19, 2014.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of the exercise of options during the most recently completed financial year by each non-executive director and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In- the-Money Options at Financial Year-End ($)(1) Exercisable/ Unexercisable
Pierre Lassonde	Nil	Nil	175,000/Nil	$6,337,209/Nil
Tom Albanese	Nil	Nil	25,000/50,000	$237,912/$475,824
Derek Evans	Nil	Nil	75,000/Nil	$2,476,095/Nil
Graham Farquharson	Nil	Nil	75,000/Nil	$2,715,947/Nil
Louis Gignac	Nil	Nil	75,000/Nil	$2,715,947/Nil
Randall Oliphant	Nil	Nil	25,000/Nil	$905,316/Nil
David Peterson	Nil	Nil	75,000/Nil	$2,715,947/Nil

Notes

(1)         The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2014, which was C$57.21 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.8620, which was the Bank of Canada noon rate on December 31, 2014.

Discussion of Incentive Plan Awards for Directors

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, in respect of non-executive directors, are set out above under “Deferred Share Unit Plan” and below under “Other Information - Share Compensation Plan”. For clarity, the only plan-based awards for which non-executive directors are eligible are those awarded under the Share Compensation Plan and under the DSU Plan. Non-executive directors are not eligible for annual cash bonuses or RSUs under the Share Compensation Plan.

To date, at the time of joining the Board, directors have been granted stock options to provide a long-term ownership perspective on the direction of the Corporation. While the Share Compensation Plan technically permits the grant of options to directors, the Corporation has no intention of granting options to any existing non-executive directors in the foreseeable future. It has been the practice of the Corporation to grant options in connection with the recruitment of a new director as was done with Mr. Evans in 2008 and Mr. Albanese in August 2013.  If Dr. Farrow is elected to the Board at the Meeting, she will receive a grant of stock options in connection with her recruitment to the Board.

STATEMENT OF GOVERNANCE PRACTICES

Board of Directors

Composition of the Board — Independence

The Board is currently comprised of eight directors and will be increased to nine if Dr. Farrow is elected at the Meeting. The Board has considered the independence of each of its directors. Consistent with National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”), to be considered independent, the Board must conclude that a director has no material relationship with the Corporation. A “material relationship” is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment and includes an indirect material relationship.

The Board has concluded that seven directors (Messrs. Lassonde, Peterson, Gignac, Farquharson, Oliphant, Evans and Albanese) are “independent” for purposes of Board membership, as provided in NI 58-101, and therefore all of the directors are “independent” other than Mr. Harquail, by virtue of his position as President & CEO.  The Board has also concluded that Dr. Farrow will be an independent director of the Corporation if elected.

The Board has also considered the independence of its directors more generally, and whether they are “related” or “affiliated” as defined by various governance ratings agencies and confirms its view that Messrs. Lassonde, Peterson, Gignac, Farquharson, Oliphant, Evans and Albanese are not “related” or “affiliated” with the Corporation in such a way as to affect their exercise of independent judgment.  The Board is aware that certain governance ratings agencies may consider Mr. Oliphant “related” due to Mr. Oliphant being the Executive Chairman of New Gold Inc., a payor of two of the Corporation’s royalty interests.  The Board has reviewed this matter and concluded that Mr. Oliphant is not related on the basis that the two royalty interests are not material on any objective or subjective analysis.  The Corporation has approximately 383 assets with 47 producing assets and the New Gold royalties account for approximately $3.8 million or less than 1% of the Corporation’s consolidated revenues for 2014.

Independent Director Meetings

At 100% of the meetings of the Board and its committees held during fiscal 2014 (including those that were not regularly scheduled meetings), the independent directors held an in-camera session at which non-independent directors and members of management were not present. It is the intention of the directors to continue to hold such an in-camera session at each Board and committee meeting.

Chair of the Board

Pierre Lassonde,

Chair of the Board

Mr. Lassonde, the Chair of the Board, has had an exemplary career as a professional engineer, astute investor, innovative financier, entrepreneurial company builder, dedicated philanthropist and senior statesman of Canada’s mining and investment industries.  Mr. Lassonde is a respected worldwide authority on mining and precious metals.  In addition to his qualifications, the Board has unanimously concluded that Mr. Lassonde is an independent director. See “Composition of the Board — Independence” above.  The Chair of the Board’s role is to provide leadership to the directors in discharging their mandate, including by: (i) leading, managing and organizing the Board, consistent with the approach to corporate governance adopted by the Board from time to time; (ii) promoting cohesiveness among the directors; and (iii) being satisfied that the responsibilities of the Board and its committees are well understood by the directors. The responsibilities of the Chair of the Board include:

•                  providing advice, counsel and mentorship to the CEO;

•                  promoting the provision of information to the directors on a timely basis;

•                  with respect to meetings of the Board, scheduling meetings, setting the agendas for the meetings, presiding over the meetings, co-ordinating with the chairs of the committees of the Board to schedule committee meetings, ensuring that all business required to come before the Board is brought properly, monitoring the adequacy of Board materials, ensuring sufficient time for review of materials, and encouraging free and open discussion at meetings of the Board; and

•                  presiding over shareholders’ meetings.

Attendance at Meetings

During the financial year ended December 31, 2014, the Board held 6 meetings. The ARC held 5 meetings and the CCGC held 4 meetings. Non-committee members also regularly attend committee meetings. The following summarizes the attendance record for each of such meetings.

Name	Board Meetings Attended	ARC Meetings Attended	CCGC Meetings Attended
Pierre Lassonde	6 of 6 -100%	N/A	N/A
David Harquail	6 of 6 -100%	N/A	N/A
Tom Albanese	6 of 6 -100%	3 of 3 – 100%(1)	N/A
Derek Evans	6 of 6 -100%	5 of 5 – 100%	N/A
Graham Farquharson	6 of 6 -100%	N/A	4 of 4 – 100%
Louis Gignac	6 of 6 -100%	2 of 2 – 100%(2)	2 of 2 – 100%(3)
Randall Oliphant	6 of 6 -100%	5 of 5 – 100%	N/A
David Peterson	6 of 6 -100%	N/A	4 of 4 – 100%

Note

(1)        Tom Albanese joined the ARC on March 20, 2014.

(2)         Louis Gignac left the ARC on March 20, 2014.

(3)         Louis Gignac joined the CCGC on March 20, 2014.

It is the policy of the Board that, except in exceptional circumstances (i.e. due to illness or other incapacity), all directors of the Corporation shall attend the annual meeting of shareholders of the Corporation.

Board Mandate

A copy of the Board’s written mandate is attached as Schedule “A” to this Circular.

Board Engagement with Shareholders on Governance Matters

On November 11, 2010, the Board adopted a policy relating to Board engagement with shareholders on governance matters. The policy provides that the Board believes that it is important to have regular and constructive engagement directly with the shareholders of the Corporation to allow and encourage shareholders to express their views on governance matters directly to the Board outside of the Corporation’s annual meetings. These discussions are intended to be an interchange of views about governance and disclosure matters that are within the public domain and will not include a discussion of undisclosed material facts or material changes. This policy further provides that the Board will continue with developing practices to increase engagement with its shareholders as is appropriate for its shareholder base and size. Examples of engagement practices in 2014 include meetings between the Chair of the Board and the Corporation’s larger shareholders and potential shareholders in North America and Europe, as well as meetings between Board members and the Corporation’s shareholders. It is also the practice of the Board to annually host institutional investors and analysts at the Corporation’s offices. This provides all Board members with an opportunity to engage directly with shareholders. Board members are also provided with opportunities to join management at industry conferences (such as the Denver Gold Show) including individual meetings with the Corporation’s shareholders to understand their priorities and concerns. The Chair of the Board and the Chair of the CCGC also met with the Canadian Coalition for Good Governance in 2013.  This policy also provides that the Board recognizes that shareholder engagement is an evolving practice in Canada and globally and will review this policy annually to ensure that it is effective in achieving its objectives.

Board Committees

Audit and Risk Committee

Members

Randall Oliphant, Chair	Tom Albanese	Derek Evans

•      All members of the ARC are (and have been) “independent” and “financially literate” (as defined in National Instrument 52-110 — Audit Committees)

•      Mr. Oliphant has been determined by the Board in its business judgment to be a “financial expert”

•      Mr. Albanese joined the ARC on March 20, 2014

The ARC has been established to assist the Board in fulfilling its oversight and evaluation of:

•                  the quality and integrity of the financial statements of the Corporation;

•                  the compliance by the Corporation with legal and regulatory requirements in respect of financial disclosure;

•                  the qualification, independence and performance of the Corporation’s independent auditors;

•                  the performance of the Chief Financial Officer;

•                  risk management oversight;

•                  the compliance by the Corporation with legal and regulatory requirements in respect of its oil & gas disclosure; and

•                  the qualification, independence and performance of the Corporation’s qualified oil & gas reserves evaluator or auditor.

Specifically, with respect to the independent auditors, the ARC is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting).

The Corporation’s Audit and Risk Committee Charter also addresses the ARC’s responsibilities relating to risk management and oil & gas reserves. A copy of the Corporation’s Audit and Risk Committee Charter and additional disclosure relating to the ARC is set out in the Corporation’s most recent Annual Information Form and Form 40-F which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively.

Compensation and Corporate Governance Committee

Members

David Peterson, Chair	Graham Farquharson	Louis Gignac

•      All members of the CCGC are “independent” (as defined in National Instrument 58-101 — Disclosure of Corporate Governance Practices)

•      Mr. Gignac joined the CCGC on March 20, 2014;  prior thereto, Mr. Gignac was a member of the ARC

Among other things, the CCGC:

•                  reviews and makes recommendations to the Board concerning the appointment of officers of the Corporation;

•                  annually reviews the CEO’s goals and objectives for the upcoming year, provides an appraisal of the CEO’s performance and reviews his compensation;

•                  makes recommendations concerning the remuneration of directors; and

•                  administers and makes recommendations regarding the operation of the Corporation’s employee incentive compensation plans.

The CCGC also serves as the Board’s nominating committee.  It is responsible for:

•                  developing the Corporation’s approach to governance issues;

•                  filling vacancies among the directors (see “Nomination of Directors”);

•                  reviewing the effectiveness and the contribution of the Board, its committees and individual directors (see “Board Assessment”);

•                  adopting and reviewing and updating the Corporation’s written code of business conduct and ethics and its written disclosure policy (see “Ethical Business Conduct”); and

•                  ensuring compliance of the compensation policies and practices of the Corporation with its enterprise risk management goals.

The Corporation’s Compensation and Corporate Governance Charter provides that, in addition to the independence requirements, no more than one-third of the members of the CCGC can be current CEOs of publicly traded companies and that the CCGC will have an in-camera session at every meeting, consistent with the Candian Coalition for Good Governance’s recommendations relating to best practices for compensation committees.  A copy of the CCGC’s charter is available on the Corporation’s website at www.franco-nevada.com.

Position Descriptions

The Board has developed and approved written position descriptions for the Chair of the Board, the Chair of the ARC, the Chair of the CCGC and for the CEO.

Orientation and Continuing Education

The Corporation provides an orientation program for new directors in order that they can become familiar with the role of the Board, its committees and its directors and with the nature and operation of the Corporation’s business. To date, all Board members have been provided with a copy of the written mandate and charters for the Board and each of its committees, respectively, and a copy of the Board’s approved policies relating to, among other things, the business conduct and ethics of directors, officers and employees, auditor independence, employee complaint procedures for accounting and auditing matters and confidentiality, fair disclosure and trading in securities. Board members have also been provided with a copy of each committee’s planning schedules/work plans, as applicable. New Board members will be provided with these materials and meet with the Chair of the Board and members of management as part of their orientation.

With respect to continuing education, the Corporation continues to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors by having management provide relevant presentations at Board and committee meetings, as appropriate, by bringing consultants and other outside experts in to address the Board on various issues, by arranging for other meetings with management and other outside advisors/experts/third parties from time to time, and by arranging for site visits and offsite meetings from time to time. The Board also has scheduled dinners at which various topics are discussed, such as industry trends, technical updates, strategic opportunities, corporate goals and strategies, board composition, financing options, the dividend policy, executive compensation and succession matters. The Board also receives, on a regular basis, materials of interest, including analyst reports and industry reports, from the Chair and the Named Executive Officers.  Individual directors are, subject to the approval of the Chair of the Board, also able to attend continuing education conferences at the Corporation’s expense.

During 2014, in addition to standard management presentations on such matters as enterprise risk management, compensation policies and strategies, the Corporation’s portfolio of assets and management thereof, analyst and other reports, corporate performance reviews and merger and acquisition strategies in the mining and oil & gas industries, the following presentations from management and outside advisors/experts/third parties were provided at events, most of which were attended by all of the directors:

Timing/Place	Topic	Presented/Hosted By
February 2014/Florida	Investor and banking relationships	Management/Bank of Montreal
August 2014/Ontario	Strategic planning	Management
August 2014/Ontario	Market outlook	Scotia Capital
September 2014/Denver	Investor and banking relationships	Management/Denver Gold Group
November 2014/Toronto	Stakeholder relationships	Management

Directors have full and free access to officers and employees of the Corporation and may arrange meetings either directly or through the CEO. In addition, Board members are encouraged to attend external director education conferences at the Corporation’s expense and attend mining and oil & gas industry events.

Nomination of Directors, Board Renewal and Diversity

Nomination of Directors

The CCGC serves as the Board’s nominating committee. The CCGC is composed entirely of independent directors. The responsibilities, powers and operation of the CCGC generally are summarized above. The CCGC has the authority to retain a search firm to be used to identify director candidates. With respect to nomination of directors, the CCGC is responsible for:

•                  developing and recommending to the Board criteria for selecting new directors;

•                  assisting the Board by identifying individuals qualified to become members of the Board; and

•                  recommending to the Board the director nominees for the next annual meeting of shareholders and for each committee of the Board.

The process by which the Board will identify new candidates for Board nomination will involve:

•                  annually reviewing the competencies, skills and personal qualities required of directors to add value to the Corporation;

•                  annually reviewing the competencies and skills that the Board considers each director to possess, including the Skills Matrix (as more particularly described on page 13), and what each new nominee should bring to the Board; and

•                  working closely with the Chair of the Board in seeking individuals qualified to become members of the Board, in the context of the Corporation’s needs and the criteria established by the Board, including the diversity criteria as discussed below.

Director Retirement Policy/Term Limits

The Board has adopted a director retirement policy which provides the framework for the Corporation to allow for the renewal of the Board, where appropriate, by specifying a process for the Board to determine whether turnover in the Board is appropriate once a director reaches a specified age. On the March 1st after a non-employee director’s 72nd birthday and on every March 1st thereafter while the director is still a director of the Corporation, a director must submit his or her resignation to the Board and the CCGC for consideration. The CCGC will consider such resignation and, taking into account factors such as the competencies and skills possessed by the Board as a whole and the director individually, the size of the Board and the overall best interests of the Corporation, make a recommendation to the Board as to whether the Board should accept such resignation in conjunction with the Corporation’s next annual meeting of shareholders or reject such resignation and nominate the director for election at the Corporation’s next annual meeting of shareholders. The Board will then consider the CCGC’s recommendation and make its determination.  Neither the CCGC nor the Board has waived compliance with this policy to date.  In accordance with this policy, Mr. Farquharson tendered his resignation on March 1, 2015 and the Board, on the recommendation of the Chair of the CCGC, unanimously declined to accept Mr. Farquharson’s resignation given his outstanding knowledge and experience in the industry and has nominated him for re-election to the Board.  The Board determined it was in the best interests of the Corporation for Mr. Farquharson to continue to serve as a director given his extensive experience and skills.  Mr. Farquharson did not participate in the deliberations of the CCGC or the Board on this matter.

The Board has determined, being a seven year old company, not to establish term limits for directors at this time due to the potential loss of contributions from directors who have significant insight into the Corporation and its operations.  As well, the director retirement policy is expected to provide sufficient opportunities to consider board renewal in the near-term such that meaningful board renewal may occur.  The Board will continue to evaluate whether term limits would be advisable on an ongoing basis.

Diversity

The Corporation is committed to diversity among its employees, executive officers and on the Board. On March 25, 2015, the Board adopted a formal written diversity policy (the “Diversity Policy”) relating to identifying women as candidates to recommend for appointment/election to the Board and for appointment/promotion to senior management positions.  Pursuant to the Diversity Policy, the CCGC will seek out highly qualified candidates for Board and/or senior management positions and will specifically consider diversity criteria including gender, ethnicity and geographic background when identifying candidates.  Where appropriate, the CCGC will engage qualified independent external advisors to conduct a search for candidates that meet the Board’s skills and diversity criteria to help achieve its diversity aspirations.  As all recommendations of director nominees and appointments of executive officers need to be approved by the CCGC, the Board has concluded that appropriate measures are in place to ensure that the Diversity Policy is effectively implemented. The Diversity Policy will be reviewed annually by the CCGC to ensure it is effective in achieving its objectives.  A copy of the Diversity Policy is available on the Corporation’s website at www.franco-nevada.com.

The Board and the CCGC have been considering the level of representation of women on the Board in identifying and nominating candidates for election and re-election to the Board.  Over the past several years, the CCGC has been proactive and has considered and interviewed several women as potential Board members. Based on expected Board turnover in the next 18-24 months, the Board was focused on recruiting a director with a strong technical mining background.  Following an exhaustive search, the Board is pleased that Dr. Farrow has agreed to stand as a nominee for election at the Meeting.  Assuming that Dr. Farrow is elected to the Board, for 2015, one of nine (11%) directors of the Corporation will be a woman.

Further Board renewal is expected within the next five years.  The Board will continue to actively search for additional qualified women as directors. The Corporation is confident that additional meaningful progress will be achieved in improving gender diversity on the Board over the next few years.

The Corporation does consider the level of representation of women in executive officer positions when making executive officer appointments.  Through 2007 to 2012, the Corporation had two women in Named Executive Officer positions, a clear demonstration of the Corporation’s commitment to gender diversity at the highest executive level.  One executive retired and the other decided to pursue other opportunities.  After the Named Executive Officer positions, the Corporation has three vice-presidents of which one is a woman and as a result one of eight (12.5%) officers of the Corporation are women.  After the CEO, there are a total of four Named Executive Officer positions of which two (50%) are held by visible minorities reflecting the Corporation’s commitment to diversity more broadly.  The Corporation will continue to seek out and consider women as candidates as Named Executive Officer and other executive officer positions become available.  See “Succession Planning” below for additional discussion regarding recent efforts in this regard.

The Corporation has not set targets for women as Board members and executive officers. The Board has determined that its historical practices have resulted in meaningful progress to date and, together with the new Diversity Policy, the Board is committed to further progress in the future.  The Diversity Policy provides that the Board will review the policy annually to ensure that it is effective in achieving its objectives.  Any changes to the policy as well as additional diversity achievements will be reported annually in the Corporation’s management information circular.

Compensation Process

The CCGC serves as the Board’s compensation committee. The CCGC is composed entirely of independent directors. The responsibilities, powers and operation of the CCGC generally are summarized above under “Compensation and Corporate Governance Committee”. With respect to compensation of directors and executive officers, the CCGC is responsible for:

•                  assisting the Board in its annual review of the Board’s performance and oversight of the evaluation of management’s performance;

•                  reviewing and making recommendations to the Board with respect to the compensation of directors and the executive officers (including the CEO) of the Corporation; and

•                  approving and evaluating the compensation plans, policies and programs of the Corporation.

For information regarding the process by which the Board determines the compensation for the Corporation’s executive officers, please see “Compensation Discussion & Analysis”.  For information regarding the process by which the Board determines the compensation for the Corporation’s directors, please see “Compensation of Directors”.

Board Assessment

The Board assesses itself, its committees and individual directors with respect to their effectiveness and contribution on an annual basis. Such assessment process involves a confidential director questionnaire and discussions among the Chair of the Board, the Chairs of the committees and individual directors relating to overall Board assessment, individual committee assessments, Board Chair assessment, individual committee chair assessments, individual director self assessments and peer assessments. The Chair of the Board meets with each individual director and the Chair of the CCGC meets with the Chair of the Board to discuss the above matters. Members of the CCGC are responsible for drafting, collecting and assessing questionnaires, and facilitating discussions. The Chair of the CCGC prepares a written report on the results of this process and delivers such report to the Board. The CCGC is also permitted to retain external advisors to assist with the assessment process. The assessment for 2014 was conducted in the first quarter of 2015 and the CCGC and the Board considered the results of the assessment process at their March meeting.

Succession Planning

The CCGC is responsible for ensuring that succession strategies are both appropriate and are being implemented. All meetings of the CCGC and meetings of the Board in 2014 included an in-camera session with and without the CEO at which human resource issues and succession were regularly discussed. During the in-camera sessions, the CEO provided a verbal report on his current succession plan and those internal candidates that are in a succession position near-term and those that would require longer term mentoring. The CEO also reported on his actions to mentor the internal candidates, including the provision of executive coaching, additional educational resources, broader experiences and higher public profiles. The potential for the Corporation to recruit an external candidate as CEO is also regularly discussed and is considered a viable option that does not require implementation at this stage. The CCGC also monitors progress in succession for executive positions reporting to the CEO. One of the five corporate goals for each executive is to ensure succession and technical depth are in place. Specific succession objectives are included in the annual key responsibilities and specific objectives that are agreed upon by each executive and the CEO and which are provided to the CCGC. Each year, the CEO reviews the achievement of succession objectives with each executive which then forms part of the CEO’s annual performance review of each executive and recommendations that he makes to the CCGC. These reviews and recommendations are considered by the CCGC in connection with its recommendations to the Board for annual incentive compensation. Finally at year end, the CEO provides the CCGC with a written memo assessing corporate accomplishments including an organizational chart and steps being undertaken to strengthen the Corporation.

During 2014, Geoff Waterman, Chief Operating Officer with responsibility for the oil & gas division of the Corporation, announced his intention to retire likely within the next three years.  The Corporation undertook an extensive search for a successor to Mr. Waterman, including female candidates.  At the conclusion of the search and in consultation with the CCGC, it was determined that an internal candidate was best placed to succeed Mr. Waterman given the candidate’s extensive knowledge of the Corporation’s business model and strategy.  The Corporation is confident that appropriate succession strategies are being implemented to ensure the Corporation’s business will continue to be strongly managed in the future.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Corporation’s directors, officers and employees. The Code is available on SEDAR at www.sedar.com and on the Corporation’s web site at www.franco-nevada.com.

The Code reflects the Corporation’s core values of honesty, responsibility and fairness and addresses the following matters: compliance with laws, rules and regulations; conflicts of interest; confidentiality; corporate opportunities; protection and proper use of corporate assets; competition and fair dealing; gifts and entertainment; payments to government personnel; discrimination, harassment and equal opportunity; health and safety; accuracy of company records and reporting; use of e-mail and internet services; loans to or guarantees of obligations of the Corporation’s personnel; and reporting of any illegal or unethical behaviour.

With respect to the issue of conflicts of interest in particular, various officers, directors or other insiders of the Corporation may hold senior positions with entities involved in the resource industry or otherwise be involved in transactions within the resource industry and may develop other interests outside the Corporation. In the event that any such conflict of interest arises (or could potentially arise) for a director, such director will be required to disclose the conflict to a meeting of the directors of the Corporation and abstain from voting for or against the approval of such participation or such terms.  In the event that any such conflict of interest arises (or could potentially arise) for an officer or other insider of the Corporation, such person will be required to disclose the conflict to the Chief Legal Officer and abstain from participating in any discussions related to such matter and the Board will be apprised of such conflict. In appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Any decision made by any of such directors involving the Corporation will be required to be made in accordance with their duties and obligations to deal honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

The CCGC will monitor compliance with the Code and be responsible for granting any waivers from the application of the Code and will review management’s monitoring of compliance with the Code. To date, no such waivers have been granted.

Under the Code, the Corporation’s personnel are expected to talk to supervisors, managers or other appropriate personnel including the Chief Legal Officer about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation. All of the Corporation’s personnel are required to cooperate in internal investigations of misconduct.

Whistleblower Policy

The Board has adopted employee complaint procedures for accounting and auditing matters (collectively, the “Whistleblower Policy”) for the Corporation’s directors, officers and employees to enable such personnel to submit good faith complaints relating to any questionable accounting or auditing matter. The Whistleblower Policy outlines how an employee with a good faith concern about any accounting or auditing matter can report those concerns directly to the Chief Legal Officer, and on an anonymous basis, directly to the Chair of the Audit Committee.

Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities

The Board has adopted a policy concerning confidentiality, fair disclosure and trading in securities, which serves as the Corporation’s corporate disclosure policy and insider trading policy. This policy applies to the Corporation’s directors, officers and employees to ensure that such personnel comply with securities legislation and the rules of applicable stock exchanges relating to insider trading, tipping and selective disclosure.

With respect to confidentiality and disclosure, this policy generally outlines principles of confidentiality and guidelines for maintaining confidentiality, disclosure principles and guidelines for disclosure (including who the authorized spokespersons are and how discussions with the investing community will occur), what constitutes material information, what is non-public information and how forward-looking information should be disclosed.

With respect to trading in securities, this policy generally outlines prohibitions on trading, the Corporation’s policies on trading windows and black-out periods, required pre-approval for trades by insiders and sanctions if improper trading were to occur. This policy also prohibits the entering into of any “equity monetization” transactions or purchases of financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities without the prior permission of the Board.  This policy requires the Corporation’s personnel to report any violations immediately to the CEO or the Chief Legal Officer.

Risk Management

The Corporation’s enterprise risk management environment ensures that the key objectives and strategy for the success of the Corporation are achieved. The risk management process of the Corporation is a several pronged process involving management, the ARC and the Board of the Corporation. In its annual strategic planning session, the Board’s understanding of the current business strategy, its critical success factors and the related business risks is a key focus. The risks of the business are analyzed and reviewed together with strategic opportunities and issues. Management provides a detailed listing of risks and a related risk analysis, the latest of which was presented and reviewed with the ARC in November 2014. Included in this review, the roles of management, the ARC and the Board relating to risk were highlighted and reaffirmed. The Board is responsible for strategic aspects and the enforcement of an appropriate risk culture throughout the organization, including through the CCGC relating to compensation aspects. The ARC is charged with the supervision of the risk analysis and policing of the mitigation factors and plans. Management conducts a periodic detailed analysis of risks, recommended mitigation plans and is responsible for the implementation and review of effectiveness of such mitigation plans.

In addition, critical to the Corporation’s success is the appropriate management of risk around potential new investments.  In this regard, the Board is fully engaged in the review of new investments.  At Board meetings, management updates the Board on potential investments and seeks guidance on whether to proceed.  Board members are also provided with monthly reports from the CEO in between Board meetings.  Board members are very active in the review of potential investments including participating in due diligence and providing technical, financial, corporate social responsibility and other expertise.  Directors are frequently involved by management to advise on specific due diligence or asset management issues.  Directors will often accompany management on site visits to existing assets or potential investments and report independently to the Board on their observations.

If management proposes to proceed with a transaction in excess of a threshold amount, it must first seek Board approval.  Below this threshold amount, management has discretion to proceed with an investment but must report the transaction to the Board in order to refresh its executive authority before being able to proceed with another investment.  The Board is also regularly updated as to existing material assets and provided with risk assessments of those assets.

Environmental and Corporate Social Responsibility Policy

The Board has adopted an environmental and corporate social responsibility policy which provides the framework for the Corporation’s approach to addressing its environmental and social responsibilities as a good corporate citizen. This policy acknowledges the nature of the Corporation’s business (i.e. that it invests in the businesses of others, principally through holding royalties or streams, and does not operate any mineral or oil & gas properties and that it is an entity with a very small workforce, with limited operations). This policy articulates the Corporation’s positions with respect to: (i) compliance with legal and regulatory environmental, health and safety and human rights requirements; (ii) due diligence in choosing its investments and their operators (i.e. that they be “quality” operators); (iii) supporting the mineral and oil & gas industries (through industry associations and councils) in their efforts to operate in an environmentally and socially responsible fashion with continual improvement in sustainable development performance; (iv) employees of the Corporation making a positive impact on the environment and on social issues, including, where feasible, in the procurement of goods and services; and (v) maintaining open lines of communications with stakeholders and taking into account their concerns and suggestions.

The Corporation was also a leader and founding signatory of the World Gold Council’s Conflict-Free Gold Standard which was published in October 2012. The Corporation also occasionally makes corporate social investments in cooperation with the operators of its assets. In 2012, the Corporation committed to fund $500,000 over five years to support the new School of Mines at Laurentian University in Sudbury, Ontario.  In 2013 and 2014, the Corporation made its annual contributions of $100,000 under this commitment.

Health and Safety Policy

The Board has adopted a health and safety policy which provides the framework for the Corporation’s approach to addressing health and safety risks. This policy acknowledges the nature of the Corporation’s business (as described above) and the fact that health and safety are not typically direct risks of the Corporation’s operations. This policy articulates the Corporation’s positions with respect to: (i) compliance with legal and regulatory health and safety requirements; (ii) the standard for the facilities in which the Corporation’s offices are located from a health and safety perspective; (iii) the health and safety responsibilities of the Corporation’s employees with respect to maintenance of the workplace, following rules and reporting issues and the Corporation’s responsibilities with respect to training its employees; (iv) violence and harassment in the workplace; and (iv) substance abuse.

Discrimination, Harassment and Equal Opportunity Policy

The Board has adopted a discrimination, harassment and equal opportunity policy which provides the framework for the Corporation to maintain an environment free of discrimination and harassment, in which all individuals are treated with respect and dignity, are able to contribute fully and have equal opportunities. This policy also deals with harassment and workplace violence.  This policy articulates the Corporation’s position with respect to:  (i) diversity, equal opportunity, discrimination (including grounds therefore), harassment and threats or acts of violence; (ii) reporting inappropriate conduct, harassment and workplace violence; (iii) disciplinary measures; and (iv) the development of procedures to prevent and address human rights issues.

STATEMENT OF EXECUTIVE COMPENSATION

Letter to Shareholders

Dear Shareholders:

On behalf of the Board, the members of the Corporate Governance and Compensation Committee present our 2014 Statement of Executive Compensation.  The Corporation did not introduce any changes to its compensation program during 2014 and the Corporation’s compensation philosophy continues to be driven by the following principles:

•                  pay for performance;

•                  alignment with shareholders;

•                  a majority of compensation to be earned from long-term, at-risk, share-based incentive awards; and

•                  competitive compensation in order to attract and retain talented employees.

During 2014, the CCGC welcomed Louis Gignac as a member of the Committee.  Mr. Gignac brings additional experience, expertise and insight to the Committee.  The Committee also has the benefit of the views of the other members of the Board, all of which allows for the structuring of an appropriate compensation program which is aligned with the creation of shareholder value.

The Corporation had an exceptional year in 2014.  Our share price again materially outperformed all the relevant benchmarks.  We were also one of the industry’s most active companies in 2014 and closed on over $900 million in new acquisitions that will add to the Corporation’s growth and optionality.  In addition, we successfully executed on a $500 million equity issue that was done near all-time highs for our share price and with an exceptionally low discount.  In light of these accomplishments, we awarded full targeted incentive compensation to the executive officers and additional cash bonus awards as more particularly described in the Compensation Discussion & Analysis below.

The Corporation also made meaningful progress in the area of gender diversity.  A new diversity policy was adopted in which the Corporation formally affirmed its commitment to gender diversity.  Following an extensive search process over the past few years, we’re pleased to have Dr. Catharine Farrow as a first-time nominee for election to our Board.  We will continue to strive to improve in the area of gender diversity and are confident that meaningful progress will be achieved over time.

We are committed to maintaining high standards of corporate governance and compensation practices and we encourage and welcome your feedback.

Sincerely,

“Hon. David R. Peterson”              “Graham Farquharson”

“Louis Gignac”

COMPENSATION DISCUSSION & ANALYSIS

Compensation Governance

Composition, Experience and Skills of the Compensation and Corporate Governance Committee

David Peterson, Chair

Independent
Member Since:

Nov 12, 2007

•                  Member, Compensation Committee, VersaPay Corporation

•                  Chair of Cassels Brock & Blackwell LLP and previous Chair of its Executive Committee

Graham Farquharson

Independent
Member Since:

Nov 12, 2007

•                  Previous member and previous Chair, Compensation and Human Resources Committee, St Andrew Goldfields Ltd.

•                  Previous Chair, Corporate Governance and Human Resources Committee, Cambior Inc.

•                  Previous Chair, Human Resources and Compensation Committee, Placer Dome Inc.

Louis Gignac

Independent
Member Since:

Mar 20, 2014

•                  Member, Human Resources Committee, Domtar Corporation

•                  Previous Member, Compensation Committee and Human Resources Committee, St Andrew Goldfields Ltd.

•                  Previous President & CEO, Cambior Inc.

•                  Previous Chairman, Human Resources Committee, Gaz Métro Inc.

Messrs. Peterson, Farquharson and Gignac each have skills and direct experience as noted above that is relevant to their responsibilities in executive compensation and which enable them to make decisions on the suitability of the Corporation’s compensation policies and practices.  They have each served on the compensation committees of other Canadian publicly traded corporations and provided leadership in business, legal and/or government organizations in their current and/or past roles. In these roles, they have participated in compensation planning sessions, made compensation decisions and participated in compensation discussions with external consultants.

Responsibilities of the Compensation and Corporate Governance Committee

The CCGC was established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Corporation’s compensation plans, policies and programs. It is the CCGC’s responsibility to ensure that the Corporation develops and maintains a compensation program for its executive officers that will be fair and competitive and consistent with the best interests of the Corporation. The CCGC is also responsible for ensuring compliance of the compensation policies and practices of the Corporation with its enterprise risk management goals.

The CCGC is responsible for reviewing the position description and performance goals and objectives relevant to the compensation of the CEO and for evaluating the CEO’s performance in light of those goals and objectives. The CCGC recommends to the Board the CEO’s compensation based on such evaluation. The CCGC is also responsible for making recommendations to the Board with respect to the compensation of all executive officers, including incentive compensation plans, equity-based plans (which the CCGC administers), the terms of any employment agreement, severance and change of control arrangements and any special or supplemental benefits. The CEO provides the CCGC with recommendations for compensation of other executive officers, supported by relevant factual data and an assessment of appropriate compensation. The CCGC is also responsible for making recommendations concerning the remuneration of directors.

Compensation Consultants

The CCGC has the authority to retain and receive advice from compensation consultants to carry out its duties, but to date has not determined it necessary to do so. Specifically, during the financial years ended December 31, 2014 and 2013, no compensation consultants or advisors were retained to assist in determining compensation for any of the Corporation’s directors and officers, although the directors did continue to obtain guidance from experienced third parties on various compensation-related matters.

Compensation Philosophy and Objectives

The Corporation’s strategic objectives drive its compensation philosophy so that executive officers will expect a majority of their income will derive from the long-term growth of the Corporation’s share price. The Corporation has been increasing the emphasis placed on share ownership supported by RSUs and stock options. The Corporation does not provide for a pension plan or other benefits not generally available to all employees.

The Corporation’s overall compensation philosophy is that compensation should be sufficiently competitive to attract and retain talented employees, but that compensation should ultimately focus on the interests of employees at all levels of the Corporation being aligned with the interests of the Corporation’s shareholders. The Corporation is of the view that individual employee compensation should be linked to the performance of both the Corporation and each individual employee.

The specific objectives of the Corporation’s compensation program for executive officers are as follows:

•                  to attract and retain talented executive officers;

•                  to align the interests of executive officers with those of the Corporation’s shareholders; and

•                  to link individual executive compensation to the performance of both the Corporation and the performance of each individual executive officer.

The Corporation’s compensation program is designed to reward executive officers for:

•                  superior corporate performance relative to pre-set internal objectives;

•                  superior corporate performance relative to an external performance index (see “Benchmarking”); and

•                  exceptional levels of individual performance consistent with, and contributing to the achievement of, the Corporation’s strategic objectives.

Benchmarking

In the past, the Corporation has generally considered compensation programs in relevant sectors of the mining and oil & gas industries but has not specifically engaged in benchmarking with a specific peer group. The Corporation has developed a performance index based on external indices (against which share price performance will be measured) as one of five components of the vesting criteria for performance-based RSUs which may be awarded. For further information, see “Elements of Compensation — 2014 RSU Vesting” below.

Risk Management

The Board is responsible for strategic aspects relating to risk management and the enforcement of an appropriate risk management culture throughout the organization. The Board fulfils these responsibilities through the ARC generally and through the CCGC in relation to compensation aspects. The Board is ultimately responsible for considering the implications of risks associated with the Corporation’s compensation policies and practices. Through the ARC and outside advisors, the Board is advised of potential risks, including those relating to human capital, such as recruitment/retention, redundancy, workload/resources, HR support and succession. Through the CCGC, the Board is involved in the design of compensation policies to meet the specific compensation objectives discussed above and considers the risks relating to such policies. To mitigate inappropriate or excessive risk taking, the Corporation has practices in place.  For example, the Corporation has a variety of compensation components that are designed to provide balance between base salary and long term at-risk variable compensation.  Also, the Corporation’s long-term incentive compensation has been designed to address its retention objectives. The CCGC is responsible for ensuring compliance with the compensation policies and practices of the Corporation. The Corporation’s enterprise risk management environment is further described under “Statement of Governance Practices — Ethical Business Conduct — Risk Management”. To date, the Board and CCGC have not identified any risks arising from the Corporation’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Corporation.

Elements of Compensation

The Corporation currently provides a compensation program for executive officers of base salary, and incentive compensation comprised of a non-equity annual incentive cash bonus and long-term, at-risk, share-based compensation which is further comprised of time-based RSUs, performance-based RSUs and stock options.  The specific weightings of each component of compensation for the period 2012-2015 are set out in the chart below:

The Corporation also provides basic perquisites and benefits to its Named Executive Officers that are generally available to all employees. All Named Executive Officers have termination and change of control provisions in their employment agreements as described below. The Corporation does not provide any pension plan for any of its Named Executive Officers, nor does it have a deferred compensation plan for any of its Named Executive Officers.

Each element of compensation is discussed in more detail below.

Base Salary

Base salary is a fixed element of compensation for each Named Executive Officer for performing the position’s specific responsibilities and is typically determined with general reference to, among other things, base salary at industry peers. Base salary is intended to fit into the Corporation’s overall compensation objectives by serving to attract and retain talented executive officers.  To date, increases to base salaries have been awarded to recognize performance, professional progression, and to provide for more individualized compensation. Increases to base salary have also factored in cost of living adjustments. In December 2014, during its annual review, the CCGC determined that, in light of the Corporation’s performance and growth over the past year, it would be advisable to adjust base salaries for 2015 to more competitive levels for the CEO and the other Named Executive Officers.  Notwithstanding increases to base salary, the Corporation continues to place a greater relative emphasis on long-term, at-risk, share-based compensation with such compensation comprising 51% of targeted total compensation (other than for the CEO whose long-term, at-risk share based compensation is targeted at 60% of total compensation). For 2015, the CCGC has determined that base salary will remain at the same percentage targets of total compensation as the past three years (33% for the Named Executive Officers other than the CEO, whose base salary will be targeted at 20% of total compensation).

The CCGC has considered, and will consider, the following factors in setting base salaries:

•                  the level of responsibility related to each executive officer’s position;

•                  the base salaries paid to equivalent executive officers at industry peers generally;

•                  the experience of the executive officer; and

•                  the executive officer’s overall performance versus established goals and objectives.

Incentive Compensation

Incentive compensation is a variable element of compensation comprising annual cash bonuses and long-term, at-risk,share-based compensation.

Annual cash bonuses are a short-term variable element of compensation that reward each Named Executive Officer for both corporate and individual performance and are typically determined with reference to pre-set corporate and individual performance objectives. Annual cash bonuses are intended to fit into the Corporation’s overall compensation objectives by directly linking individual compensation to the performance of both the Corporation and the individual. The CCGC has determined that annual cash bonuses, if awarded, will be capped at a maximum of 200% of base salary in order to mitigate excessive risk-taking and limit potential windfalls but that the specific targets as discussed below would be the baseline target for achievement of pre-set personal corporate and personal objectives for the year.

Share-based compensation is a long-term, at-risk,variable element of compensation that directly and indirectly aligns the interests of Named Executive Officers with shareholders and encourages retention.  The components of the share-based compensation comprising performance-based RSUs (which are subject to the achievement of pre-determined performance objectives), time-based RSUs (with vesting over a three-year period) and stock options (with vesting over a three-year period and a ten-year term), are elements of compensation that directly tie an executive officer’s compensation to shareholder returns and the performance of both the Corporation and the individual over the long term and are determined with reference to certain long-term corporate and individual performance objectives.

Awards of incentive compensation to Named Executive Officers are targeted as a percentage of base salary. Over time, the targets have been adjusted to place a greater emphasis on long-term, at-risk, share based compensation.  For 2014, each component of incentive compensation was targeted as set out in the graphs below.  The targets for 2015 remain the same.

For 2014, excluding additional awards, incentive compensation comprised approximately 80% of total compensation for the CEO and 67% of total compensation for the other Named Executive Officers, with long-term, at-risk, share-based compensation accounting for 75% of total incentive compensation.

Incentive compensation is awarded up to the targeted percentages set out above on the basis of the achievement of pre-set corporate and personal objectives for the year. These may include both quantitative and qualitative objectives for both the Corporation and the individual Named Executive Officer. For the past three years, the CCGC and Board have set corporate objectives to drive achievement in the areas of growth, performance, margins, governance and succession. These areas have been selected to encourage good decision-making over the business cycle as opposed to focusing on results in any one year. The CEO also sets personal objectives for the Named Executive Officers which are specific to the year and their personal development. The CCGC and Board retain final discretion to award incentive compensation absent attainment of the relevant objectives or to reduce or increase the size of any award or payout. To date, the Board and CCGC have not exercised such discretion.  See, however, “Additional Awards”. The CEO is not guaranteed an award of any incentive compensation under poor market conditions and it is possible for the CEO to receive no incentive compensation.

For 2014, corporate and personal objectives included: growing the Corporation through value-added acquisitions, outperforming internal corporate benchmarks, maintaining margins through containing costs, ensuring good governance through robust asset management and risk control and planning for succession and proper technical depth. The following chart outlines the objectives (which involved both subjective and objective considerations) for each Named Executive Officer and the weighting by importance of each objective to the respective role of each executive officer for each year:

Weighting for each Named Executive Officer
Objective	Chief Executive Officer	Chief Financial Officer	Chief Legal Officer	Chief Operating Officer	Business Development
Growth	High (20%)	Medium	Medium	High	High
Performance - including comparative benchmarks and market indices	High (20%)	Medium	Medium	Medium	Medium
Margins	High (20%)	High	Low	Medium	Medium
Governance	High (20%)	High	High	Low	Low
Succession	High (20%)	Medium	Medium	Medium	Medium

For 2015, corporate and personal objectives for executive officers (including the CEO) will continue to include those set out in the chart above. The CEO’s objectives will continue to be the same as those for the Corporation. For the CEO, each of the objectives will be weighted as “high” and will be equally weighted (i.e. 20%), subject to the discretion of the CCGC. The CCGC will continue to use both subjective and objective measures for considering each of the corporate objectives set out in the chart above. For growth, the CCGC will consider the number, nature and value of transactions. For performance, the CCGC will consider share price performance, net asset value and market capitalization. For margins, the CCGC will consider earnings and revenues against budget and 2014 results and general and administrative expense performance against budget. For governance, the CCGC will consider external rating agency rankings and surveys and accomplishments with respect to other governance best practices.  For succession, the CCGC will consider progress in developing depth in the organization, the quality of new hires, if any, and assessment of the progression of succession candidates.

Incentive Awards

2014 Performance of CEO: The CEO’s personal objectives were the same as the corporate objectives. As noted in the chart above, for the CEO, each of the objectives was weighted as “high” and was equally weighted (i.e. 20%), subject to the discretion of the CCGC. The CCGC used both subjective and objective measures in considering each of the corporate objectives set out in the chart above and concluded that these corporate objectives were met or exceeded by the Corporation. Further detail is set out in the table below.

Objective	Objective Measures Considered	Subjective Measures Considered	Conclusion
Growth

•    6 new transactions completed during 2014 for an aggregate value of $915 million (including the acquisition of a new cornerstone asset in the Corporation’s portfolio, the Candelaria mine in Chile, for $648 million)

• $500 million equity issue completed at near all-time high share price

• Numerous opportunities considered and declined

• Candelaria stream acquisition provided immediate substantial cash flow in a robust operation with upside potential

• Equity issue provided the Corporation with additional capital resources to fund future investments

• Objective significantly exceeded
Performance	• 32% increase in share price on a CAD basis (21% USD basis) vs a flat gold price • 7th consecutive year of increased dividend payments	• Share price outperformance against gold and all relevant benchmarks • Additional analyst coverage by two global banks	• Objective significantly exceeded
Margins

• Margins(1) remained over 80%

• Achieved gold equivalent ounces (“GEO”) guidance (280-300,000 GEOs) with 293,415 GEOs earned during 2014

• Oil & Gas division outperformed against guidance ($74 million in revenue vs. guidance of $60-$70 million)

		• Revenues outperformed the flat gold price • G&A remained stable	• Objective exceeded
Governance	• Adopted Business Integrity Policy	• Improved scores with external governance agencies	• Objective achieved
Succession	• New director added to the Business Development team providing additional depth • Successor to Chief Operating Officer upon expected retirement identified	• No executive turnover • Succession candidate to the Chief Operating Officer identified in time to allow for smooth transition	• Objective achieved

Note

(1)             Margin is defined by the Corporation as Adjusted EBITA divided by revenue.  Please refer to the Corporation’s financial statements for additional detail.

2014 Performance of Other Named Executive Officers: Information regarding the CCGC’s assessment on the attainment of corporate objectives is set out above. For personal objectives, the CCGC considered the CEO’s performance reviews of each executive officer against his key responsibilities and specific objectives set at the beginning of 2014. The CCGC concluded that these personal objectives were met or exceeded by each of the Corporation’s executive officers. Based on the foregoing, all of the executive officers received incentive compensation awards comprising cash bonuses, time-based RSUs, performance-based RSUs and stock options equal to their targeted percentages of base salary. In addition, the executive officers received additional awards approved by the Board. See “Additional Awards” below.

2014 RSU Vesting

Time-based RSUs awarded in December 2014 will vest annually in equal thirds commencing on the first anniversary of the award date. Performance-based RSUs awarded in December 2014 will vest 100% after three years from the date of the award, if the performance-vesting criteria are met on the measurement date.  The performance-vesting criteria involves five components as follows: (i) growth; (ii) performance; (iii) margins; (iv) governance; and (v) succession, as further set out in the objectives chart above.  Satisfaction of such criteria for vesting for the 2014-2017 RSUs will be definitively determined by the CCGC at a meeting to consider the matter which will be held in late 2017.

With respect to the second component, being performance, the CCGC has given considerable attention to developing a broadly-based performance index based on external indices (the “2014-2017 RSU Index”) against which to measure the Corporation’s share price performance and thus management’s performance over this three-year period as one of the five components of the vesting criteria. The 2014-2017 RSU Index takes into account the following components: the performance of key commodities underlying the Corporation’s asset portfolio; the performance of certain gold and energy indices; and the performance of reference stock market indices. The relative weighting of the precious metals and energy components within the 2014-2017 RSU Index will be based upon the relative contribution of gold, platinum, palladium and energy to the projected revenues of the Corporation for the life of the RSUs awarded.

The specific components of the 2014-2017 RSU Index, other than the weightings of the various components, for the three-year measurement period from December 11, 2014 through December 11, 2017 have been established by the CCGC. At the end of the measurement period, one of the factors to be weighed in determining whether the Performance-based RSUs will vest is the measuring of the Corporation’s share price performance against the performance of the 2014-2017 RSU Index.

For illustrative purposes, using the relevant figures as at December 31, 2014, the 2014-2017 RSU Index would have been composed of the following items with the following weightings for the fiscal year 2015 (based on the Corporation’s commodity revenue mix as at December 31, 2014 and the Corporation’s 2015 budget):

The relative weighting of the precious metals and energy components, for the commodity prices and the indices, will be based upon the relative contribution of precious metals and energy to the projected revenues of the Corporation for each relevant fiscal year’s results for the three years following the grants as at December 31 in each year.

The CCGC expects that awarded performance-based RSUs would be adjusted if a performance goal or similar condition on which they were based was restated or adjusted.

Additional Awards

The Board has the ability to make further additional awards when considered appropriate.  Circumstances when such an additional award may be considered by the Board could include, when in the Board’s judgment: (a) there has been achievement of exceptional performance or outcomes beyond the targeted achievements previously contemplated by the Corporation’s incentive programs; (b) there is a specific need to recognize a change in the role of or to retain a key executive officer; or (c) previously established base salaries and targeted incentives are not reflective of the current market.  An additional award can consist of cash, options and/or RSUs and is a variable element of compensation that rewards an executive officer for extraordinary performance.

The Board has approved additional awards in the past in recognition of corporate and individual performance.

In December 2014, in light of (i) the significant transactions completed during the year, including the acquisition of a $648 million gold and silver stream over the Candelaria mine from Lundin Mining Corporation (a new cornerstone asset for the Corporation); (ii) the successful execution of a $500 million equity raise; (iii) the significant outperformance of the Corporation’s share price against all relevant benchmarks; and (iv) the successful execution of certain oil & gas division initiatives, the Board approved additional awards to the CEO and other Named Executive Officers. For Messrs. Harquail, Brink, Rana and Hong, the Board approved the maximum allowable annual cash bonus of 200% of base salary (inclusive of the targeted annual cash bonus) and Mr. Waterman was awarded an annual cash bonus of 100% of base salary (inclusive of the targeted annual cash bonus).  These amounts are included for the Named Executive Officers in the Summary Compensation Table below for 2014.

Perquisites and Personal Benefits

The Corporation provides credits for perquisites and benefits to its Named Executive Officers, which include health and insurance benefits, as well as basic fitness club memberships and parking. Given the relatively nominal nature of these perquisites and benefits, they do not affect decisions about other elements of compensation. The Corporation has no pension plan or other programs related to retirement funding.

Termination and Change of Control Benefits

Each Named Executive Officer of the Corporation also has termination and double-trigger change of control provisions in his employment agreement. See “Summary Compensation Table — Discussion of Summary Compensation Table — Employment Agreements”, “Termination Benefits” and “Change of Control Benefits” below. The CCGC took into account market standards for termination and change of control benefits when determining the events that trigger payment under these arrangements.

Other Compensation-Related Matters

Financial Instruments: The Corporation’s Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities requires pre-approval for trades by insiders.  The policy also prohibits the entering into of any “equity monetization” transactions or purchases of financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities without the prior permission of the Board.

Anticipated Changes to Compensation Policies and Practices: The Corporation does not intend to make any significant changes to its compensation policies and practices for fiscal 2015 other than as disclosed in this Circular.

Performance Graph

The graph below compares the cumulative total return over the five years ended December 31, 2014 of the common shares of the Corporation with the cumulative total return of the S&P/TSX Global Gold Index, the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index assuming a C$100 investment was made on December 31, 2009 and that all dividends had been reinvested.

Comparison of Cumulative Total Shareholder Return
on a $100 Investment in Common Shares
of the Corporation and the Relevant S&P/TSX Indices

Over the five-year period ended December 31, 2014, an investment in the Corporation has resulted in a compound annual return on the investment of 16.4% (including dividends), significantly outperforming the market as set out in the graph above.  Over the same five-year period, the trend of executive compensation has been aligned with total shareholder returns.

Summary Compensation Table

The following table (presented in accordance with Form 51-102F6 — Statement of Executive Compensation (“Form 51-102F6”) under National Instrument 51-102 — Continuous Disclosure Obligations) sets forth all direct and indirect compensation for, or in connection with, services provided to the Corporation and its subsidiaries for the financial years ended December 31, 2014, 2013 and 2012 in respect of the CEO, the Chief Financial Officer and the other three most highly compensated executive officers of the Corporation. Collectively, these individuals are referred to as the “Named Executive Officers”.

The Corporation is required to report compensation using the same currency that it uses in its financial statements which is U.S. dollars. Unless otherwise indicated, all dollar amounts in this Statement of Executive

Compensation are in U.S. dollars. The Corporation’s share price on the TSX is denoted in Canadian dollars and in some circumstances, where appropriate, such amounts have not been converted to U.S. dollars.

Summary Compensation Table

								Non-equity incentive plan compensation ($)
Name and principal position	Year		Salary ($)	Share-based awards ($)		Option-based awards ($)		Annual incentive plans		Long- term incentive plans	All other compensation(1) ($)	Total compensation ($)
David Harquail President & Chief Executive Officer	2014	(2)	$511,693	$996,974	(3)(4)	$498,464	(5)	$1,023,385	(6)	Nil	$14,456	$3,044,972
	2013	(7)	$527,945	$1,037,057	(8)(9)	$518,536	(10)	$527,945	(11)	Nil	$17,814	$2,629,297
	2012	(12)	$501,850	$507,398	(13)(14)	$507,182	(15)	$1,003,700	(16)	Nil	$18,765	$2,538,895
Sandip Rana Chief Financial Officer(15)	2014	(2)	$333,713	$325,067	(3)(4)	$162,544	(5)	$667,425	(6)	Nil	$10,398	$1,499,147
	2013	(7)	$335,965	$329,990	(8)(9)	$164,994	(10)	$167,983	(11)	Nil	$11,700	$1,010,632
	2012	(12)	$301,110	$304,348	(13)(14)	$152,142	(15)	$401,480	(16)	Nil	$12,032	$1,171,112
Geoff Waterman Chief Operating Officer	2014	(2)	$266,970	$260,053	(3)(4)	$130,035	(5)	$266,970	(6)	Nil	$13,388	$937,416
	2013	(7)	$287,970	$282,827	(8)(9)	$141,417	(10)	$287,970	(11)	Nil	$15,801	$1,015,985
	2012	(12)	$270,999	$273,891	(13)(14)	$136,935	(15)	$336,240	(16)	Nil	$16,375	$1,034,440
Paul Brink Senior Vice President, Business Development	2014	(2)	$373,758	$364,075	(3)(4)	$182,049	(5)	$747,516	(6)	Nil	$10,932	$1,678,330
	2013	(7)	$383,960	$377,154	(8)(9)	$188,560	(10)	$191,980	(11)	Nil	$10,234	$1,151,888
	2012	(12)	$351,294	$355,111	(13)(14)	$177,506	(15)	$677,498	(16)	Nil	$11,395	$1,572,804
Lloyd Hong Chief Legal Officer & Corporate Secretary(17)	2014	(2)	$266,970	$260,053	(3)(4)	$130,035	(5)	$533,940	(6)	Nil	$14,456	$1,205,454
	2013	(7)	$230,376	$226,261	(8)(9)	$113,134	(10)	$115,188	(11)	Nil	$11,795	$696,754
	2012	(12)	$20,074	$121,773	(14)	$1,427,992	(15)(18)	$20,074	(16)	Nil	Nil	$1,589,913

Notes

(1)          Includes all perquisites, including health and insurance benefits in all cases, C$100 or less per month for fitness club memberships in some cases and parking costs in some cases.

(2)          Salary and other cash compensation awarded to, earned by, paid to, or payable to the Named Executive Officer was payable in Canadian dollars. The rate used for currency translation into U.S. dollars (the Corporation’s reporting currency) was 0.8899, which was the average rate used for currency translation for the Corporation’s expenses for the year ended December 31, 2014. Base salary for the Named Executive Officers was as follows: Mr. Harquail C$575,000, Mr. Rana C$375,000, Mr. Waterman C$300,000, Mr. Brink C$420,000 and Mr. Hong C$300,000.

(3)          Represents time-based RSUs awarded on December 11, 2014 in respect of 2014 performance which will vest annually in equal thirds commencing on the first anniversary of the award date. The value of these share-based awards was calculated using the 5-day weighted average price on the TSX prior to December 11, 2014, which was C$59.52 per share. The rate used for currency translation into U.S. dollars was 0.8669, which was the Bank of Canada noon rate on December 11, 2014.

(4)          Represents performance-based RSUs awarded on December 11, 2014 which will vest on December 11, 2017 upon satisfaction of certain performance criteria as described in “Elements of Compensation — 2014 RSU Vesting” above. The value of the share-based awards was calculated using the 5-day weighted average price on the TSX prior to December 11, 2014, which was C$59.52 per share. The rate used for currency translation into U.S. dollars was 0.8669, which was the Bank of Canada noon rate on December 11, 2014.

(5)          Represents stock options awarded on December 11, 2014 which will vest annually in equal thirds commencing on the first anniversary of the award date. The fair value of stock options granted was calculated using a Black-Scholes option pricing model (the most commonly used form of fair value determination with respect to stock options) with the following weighted-average assumptions: risk-free rate — 1.48%; life — five years; volatility — 33.57%; and dividend yield of 1.54%.The rate used for currency translation into U.S. dollars was 0.8669, which was the Bank of Canada noon rate on December 11, 2014.

(6)         Comprised of targeted cash bonuses of 50% of base salary (100% in the case of the CEO) plus additional awards approved on December 11, 2014 by the Board of C$575,000 for the CEO, C$562,500 for the Chief Financial Officer, C$150,000 for the Chief Operating Officer, C$630,000 for the Senior Vice President, Business Development and C$450,000 for the Chief Legal Officer. See “Compensation Discussion and Analysis — Elements of Compensation — Additional Awards” above.

(7)          Salary and other cash compensation awarded to, earned by, paid to, or payable to the Named Executive Officer was payable in Canadian dollars. The rate used for currency translation into U.S. dollars (the Corporation’s reporting currency) was 0.9599, which was the average rate used for currency translation for the Corporation’s expenses for the year ended December 31, 2013. Base salary for the Named Executive Officers was as follows: Mr. Harquail C$550,000, Mr. Rana C$350,000, Mr. Waterman C$300,000, Mr. Brink C$400,000 and Mr. Hong C$240,000.

(8)          Represents time-based RSUs awarded on December 11, 2013 in respect of 2013 performance which will vest annually in equal thirds commencing on the first anniversary of the award date. The value of these share-based awards was calculated using the 5-day weighted average price on the TSX prior to December 11, 2013, which was C$40.87 per share. The rate used for currency translation into U.S. dollars was 0.9428, which was the Bank of Canada noon rate on December 11, 2013.

(9)          Represents performance-based RSUs awarded on December 11, 2013 which will vest on December 11, 2016 upon satisfaction of certain performance criteria as described in the Corporation’s information circular dated March 21, 2014. The value of the share-based awards was calculated using the 5-day weighted average price on the TSX prior to December 11, 2013, which was C$40.87 per share. The rate used for currency translation into U.S. dollars was 0.9428, which was the Bank of Canada noon rate on December 11, 2013.

(10)    Represents stock options awarded on December 11, 2013 which will vest annually in equal thirds commencing on the first anniversary of the award date. The fair value of stock options granted was calculated using a Black-Scholes option pricing model (the most commonly used form of fair value determination with respect to stock options) with the following weighted-average assumptions: risk-free rate — 1.981%; life — 5 years; volatility — 35.505%; and dividend yield of 1.87%. The rate used for currency translation into U.S. dollars was 0.9428, which was the Bank of Canada noon rate on December 11, 2013.

(11)    Comprised of targeted cash bonuses of 50% of base salary (100% in the case of the CEO) plus an additional award approved on December 11, 2013 by the Board of C$150,000 for the Chief Operating Officer. See “Compensation Discussion and Analysis — Elements of Compensation — Additional Awards” in the Corporation’s information circular dated March 21, 2014.

(12)    Salary and other cash compensation awarded to, earned by, paid to, or payable to the Named Executive Officer was payable in Canadian dollars. The rate used for currency translation into U.S. dollars (the Corporation’s reporting currency) was 1.0037, which was the average rate used for currency translation for the Corporation’s expenses for the year ended December 31, 2012. Base salary for the Named Executive Officers was as follows: Mr. Harquail C$500,000, Mr. Rana C$300,000, Mr. Waterman C$270,000, Mr. Brink C$350,000 and Mr. Hong C$240,000.

(13)    Represents time-based RSUs awarded on December 12, 2012 in respect of 2012 performance which will vest annually in equal thirds commencing on the first anniversary of the award date. The value of these share-based awards was calculated using the 5-day weighted average price on the TSX prior to December 12, 2012, which was C$55.58 per share. The rate used for currency translation into U.S. dollars was 1.0148, which was the Bank of Canada noon rate on December 12, 2012.

(14)    Represents performance-based RSUs awarded on December 12, 2012 which will vest on December 12, 2015 upon satisfaction of certain performance criteria as described in the Corporation’s information circular dated March 22, 2013. The value of the share-based awards was calculated using the 5-day weighted average price on the TSX prior to December 12, 2012, which was C$55.58 per share. The rate used for currency translation into U.S. dollars was 1.0148, which was the Bank of Canada noon rate on December 12, 2012.

(15)    Represents stock options awarded on December 12, 2012 which will vest annually in equal thirds commencing on the first anniversary of the award date. The fair value of stock options granted was calculated using a Black-Scholes option pricing model (the most commonly used form of fair value determination with respect to stock options) with the following weighted-average assumptions: risk-free rate — 1.29%; life — 4 years; volatility — 33.48%; and dividend yield of 1.07%. The rate used for currency translation into U.S. dollars was 1.0148, which was the Bank of Canada noon rate on December 12, 2012.

(16)    Comprised of targeted cash bonuses of 50% of base salary (100% in the case of the CEO) plus additional awards approved on December 12, 2012 by the Board of C$500,000 for the CEO, C$250,000 for the Chief Financial Officer, C$200,000 for the Chief Operating Officer, C$500,000 for the Senior Vice President, Business Development and C$10,000 for the Chief Legal Officer. See “Compensation Discussion and Analysis — Elements of Compensation — Additional Awards” in the Corporation’s information circular dated March 22, 2013.

(17)    Mr. Hong joined effective December 1, 2012.

(18)    Value of stock options granted at inception of employment. The fair value of stock options granted was calculated using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free rate — 1.29%; life — 4 years; volatility — 33.48%; and dividend yield of 1.07%. The rate used for currency translation into U.S. dollars was 1.0135, which was the Bank of Canada noon rate on December 11, 2012.

Discussion of Summary Compensation Table

Additional factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each Named Executive Officer’s employment agreement and executive officers’ equity investment requirements.

Employment Agreements

Each of the Named Executive Officers has entered into an employment agreement with the Corporation which provides for a base salary, subject to an annual review by the CCGC which may increase such base salary in its sole discretion.  Each Named Executive Officer is also entitled to receive a performance based-bonus based on satisfaction of performance criteria set by the CCGC for each year which may be payable in cash and/or securities of the Corporation and on a deferred basis, such terms to be determined in the sole discretion of the Board or CCGC consistent with the Corporation’s incentive compensation plans.  Each Named Executive Officer is also eligible to participate in the Share Compensation Plan and is required to hold an amount of securities in accordance with the Corporation’s Equity Ownership Policy for Executives.  Mr. Harquail has additionally agreed to hold for one year following departure from the Corporation the securities he has received from the Corporation in the then most recent three-year period under the Corporation’s equity incentive compensation plans.

For information as to the termination provisions and termination and change of control benefits provided in the above employment agreements, including changes to certain of the Named Executive Officers’ employment agreements, see “Termination and Change of Control Benefits” below.

Clawback

The President & Chief Executive Officer and Chief Financial Officer have each agreed to a claw back of their incentive compensation.  If the Corporation’s financial statements are required to be restated due to the fraudulent behaviour or other intentional misconduct of such executive officers, they have agreed to reimburse the Corporation for, or surrender, as applicable, any entitlement to any bonus or other incentive-based or equity-based compensation received by them during the 12 month period following the issuance/filing of the financial statements required to be restated.

Executives’ Equity Investment Requirements

With a view to aligning the interests of executive officers with those of shareholders, each executive officer of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to a multiple of the executive officer’s then current base salary, depending on the executive officer’s level of responsibility. The requirement is to be satisfied in the form of common shares and RSUs of the Corporation. Each executive officer has a period of three years from the date on which he commenced employment with the Corporation as an executive officer, to satisfy the minimum equity investment requirement. At the time of the Corporation’s IPO, the executive officers at such time had subscribed for an aggregate of 2,000,000 common shares of the Corporation in order to ensure that the interests of the executive officers would be aligned with shareholders.

Under the Equity Ownership Policy for Executive Officers, if an executive officer has not achieved the minimum equity investment at the time of any options being exercised by the executive officer, he shall be required to continue to hold at least 50% or such lesser number of the common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements and if an executive officer has not achieved the minimum equity investment at the time of any RSUs vesting, the executive officer will be required to continue to hold at least 50% or such lesser number of the common shares issuable upon the RSUs vesting required to achieve the minimum equity ownership requirements.

For the purpose of determining the value of the equity investment of an executive officer at any time, the value of common shares and RSUs held by such executive officer will be based on the higher of (i) the acquisition cost of such common shares and RSUs; and (ii) the current market value of the common shares held and of the RSUs. The following table summarizes the equity investment in the Corporation of each Named Executive Officer as at March 24, 2015 (including ownership requirements for 2015 and onwards).

Equity Investment Summary

		Equity Ownership as at March 24, 2015		Equity Ownership as at March 24, 2014		Net Changes in Equity Ownership		Value of Equity Investment at March 24, 2015(2)				Additional
Name	Ownership Requirement(1)	Common Shares	RSUs	Common Shares	RSUs	Common Shares	RSUs	Common Shares		RSUs		Required Investment
David Harquail	3 times / C$2,250,000	1,252,981	47,748	1,244,934	41,473	8,047	6,275	C$	79,464,055	C$	3,028,178	Nil
Sandip Rana	2 times / C$900,000	23,421	17,035	17,171	16,985	6,250	50	C$	1,485,360	C$	1,080,360	Nil
Geoff Waterman	2 times / C$700,000	172,758	14,395	166,724	15,389	6,034	(994)	C$	10,956,312	C$	912,931	Nil
Paul Brink	2 times / C$1,000,000	194,107	19,411	186,719	19,743	7,388	(332)	C$	12,310,266	C$	1,231,046	Nil
Lloyd Hong	2 times / C$800,000	979	12,092	Nil	8,031	979	4,061	C$	62,088	C$	766,875	Nil

Notes

(1)             2015 base salaries have been set as follows: C$750,000 for Mr. Harquail; C$450,000 for Mr. Rana; C$350,000 for Mr. Waterman; C$500,000 for Mr. Brink; and C$400,000 for Mr. Hong.

(2)             The closing price of the common shares on the TSX on March 24, 2015 was C$63.42 per share.

Other Information

There were no repricings during the financial year ended December 31, 2014. During the financial year ended December 31, 2014, no changes were made to the Share Compensation Plan (as defined below).

The share-based awards reported in the Summary Compensation Table above are for RSUs awarded pursuant to the Share Compensation Plan. During 2012, an aggregate of 27,703 RSUs were awarded to the Named Executive Officers, being 14,931 performance-based RSUs which will vest on December 12, 2015 upon satisfaction of certain performance criteria and 12,772 time-based RSUs which will vest annually in equal thirds commencing on the first anniversary of the award date (being December 12, 2012).  During 2013, an aggregate of 58,478 RSUs were awarded to the Named Executive Officers, being 29,239 performance-based RSUs which will vest on December 11, 2016 upon satisfaction of certain performance criteria and 29,239 time-based RSUs which will vest annually in equal thirds commencing on the first anniversary of the award date (being December 11, 2013). During 2014, an aggregate of 42,758 RSUs were awarded to the Named Executive Officers, being 21,379 performance-based RSUs which will vest on December 11, 2017 upon satisfaction of certain performance criteria and 21,379 time-based RSUs which will vest annually in equal thirds commencing on the first anniversary of the award date (being December 11, 2014).

The only awards of options reported in the Summary Compensation Table above are as follows: (i) an award of stock options to Mr. Hong pursuant to his employment agreement in 2012 (an aggregate of 100,000 stock options were awarded, at an exercise price of C$55.38, vesting over a three-year period); (ii) an award of stock options to Messrs. Harquail, Rana, Waterman and Brink in accordance with the determination by the CCGC to include stock options as part of the annual incentive compensation program starting late in 2012 (an aggregate of 67,876 options were awarded, at an exercise price of C$55.58, vesting over a three-year period); (iii) an award of stock options to Messrs. Harquail, Rana, Waterman, Brink and Hong in 2013 as part of the annual incentive compensation program (an aggregate of 103,409 options were awarded, at an exercise price of C$40.87, vesting over a three-year period); and (iv) an award of stock options to Messrs. Harquail, Rana, Waterman, Brink and Hong in 2014 as part of the annual incentive compensation program (an aggregate of 79,234 options were awarded, at an exercise price of C$59.52, vesting over a three-year period).

79,234 options were granted to Named Executive Officers in 2014 and, therefore, the Named Executive Officer option grant rate in 2014 as a percentage of the number of common shares outstanding was 0.05%.  A total of 226,270 options were granted by the Corporation in 2014 and the total option grant rate in 2014 as a percentage of the number of common shares outstanding was 0.14%.

The total cost of Named Executive Officer compensation in 2014 as a percentage of Adjusted EBITDA was 2.3%.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Option-based Awards						Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units that have not vested (#)		Market or payout value of share- based awards that have not vested ($)		Market or payout value of vested share- based awards not paid out or distributed ($)
David Harquail	300,000	(2)	C$	15.20	Dec 1, 2017	$10,863,786	1,500	(5)	$73,973	(6)	Nil
	35,353	(4)	C$	55.58	Dec 12, 2022	$49,673	4,498	(8)	$221,819	(9)
	47,594	(14)	C$	40.87	Dec 11, 2023	$670,365	8,971	(10)	$442,405	(11)
	35,803	(15)	C$	59.52	Dec 11, 2024	Nil	13,457	(12)	$663,632	(13)
							9,661	(16)	$476,432	(17)
							9,661	(18)	$476,432	(19)

Sandip Rana	150,000	(3)	C$	31.39	May 22, 2020	$3,338,526	900	(5)	$44,384	(6)	Nil
	10,605	(4)	C$	55.58	Dec 12, 2022	$14,901	2,698	(8)	$133,052	(9)
	15,144	(14)	C$	40.87	Dec 11, 2023	$213,304	2,855	(10)	$140,794	(11)
	11,675	(15)	C$	59.52	Dec 11, 2024	Nil	4,282	(12)	$211,167	(13)
							3,150	(16)	$155,342	(17)
							3,150	(18)	$155,342	(19)

	Option-based Awards						Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units that have not vested (#)		Market or payout value of share- based awards that have not vested ($)		Market or payout value of vested share- based awards not paid out or distributed ($)
Geoff Waterman	9,545	(4)	C$	55.58	Dec 12, 2022	$13,411	810	(5)	$39,945	(6)	Nil
	12,980	(14)	C$	40.87	Dec 11, 2023	$182,824	2,428	(8)	$119,737	(9)
	9,340	(15)	C$	59.52	Dec 11, 2024	Nil	2,447	(10)	$120,674	(11)
							3,670	(12)	$180,986	(13)
							2,520	(16)	$124,274	(17)
							2,520	(18)	$124,274	(19)

Paul Brink	37,500	(2)	C$	15.20	Dec 1, 2017	$1,357,973	1,050	(5)	$51,781	(6)	Nil
	12,373	(4)	C$	55.58	Dec 12, 2022	$17,385	3,148	(8)	$155,244	(9)
	17,307	(14)	C$	40.87	Dec 11, 2023	$243,770	3,263	(10)	$160,915	(11)
	13,076	(15)	C$	59.52	Dec 11, 2024	Nil	4,894	(12)	$241,348	(13)
							3,528	(16)	$173,983	(17)
							3,528	(18)	$173,983	(19)

Lloyd Hong	100,000	(7)	C$	55.38	Dec 11, 2022	$157,746	2,159	(8)	$106,471	(9)	Nil
	10,384	(14)	C$	40.87	Dec 11, 2023	$146,259	1,957	(10)	$96,509	(11)
	9,340	(15)	C$	59.52	Dec 11, 2024	Nil	2,936	(12)	$144,789	(13)
							2,520	(16)	$124,274	(17)
							2,520	(18)	$124,274	(19)

Notes

(1)

The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2014, which was C$57.21 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.8620, which was the Bank of Canada noon rate on December 31, 2014.

(2)	These options vested over a three-year period from their grant date of December 1, 2007.
(3)	These options vested over a three-year period from their grant date of May 22, 2010.
(4)	These options vest over a three-year period from their grant date of December 12, 2012.
(5)

Represents time-based RSUs awarded on December 12, 2012, which shall vest annually in equal thirds commencing on the first anniversary of the award date. Represents the remaining one-third of the original grant of RSUs that remains unvested.

(6)

The market or payout value as at December 31, 2014 was calculated using the closing price on the TSX of C$57.21 per share and the Bank of Canada noon rate on that day of 0.8620. The grant date fair value (i.e. the value as of the award date of December 12, 2012) was as follows: Mr. Harquail - $253,699, Mr. Rana - $152,174, Mr. Waterman - $136,945 and Mr. Brink - $177,555, using the 5-day weighted average price on the TSX prior to such award date, which was C$55.58 per share, and the Bank of Canada noon rate of 1.0148 on December 12, 2012.

(7)	These options vest over a three-year period from their grant date of December 11, 2012.
(8)

Represents performance-based RSUs awarded on December 12, 2012, which shall vest on December 12, 2015 upon the satisfaction of certain performance criteria as described in the Corporation’s information circular dated March 22, 2013.

(9)

The market or payout value as at December 31, 2014 was calculated using the closing price on the TSX of C$57.21 per share and the Bank of Canada noon rate on that day of 0.8620. The grant date fair value (i.e. the value as of the award date of December 12, 2012) was as follows: Mr. Harquail - $253,699, Mr. Rana - $152,174, Mr. Waterman - $136,945, Mr. Brink - $177,555 and Mr. Hong - $121,773, using the 5-day weighted average price on the TSX prior to such award date, which was C$55.58 per share, and the Bank of Canada noon rate of 1.0148 on December 12, 2012.

(10)

Represents time-based RSUs awarded on December 11, 2013, which shall vest annually in equal thirds commencing on the first anniversary of the award date.Represents the remaining two-thirds of the original grant of RSUs that remains unvested.

(11)

The market or payout value as at December 31, 2014 was calculated using the closing price on the TSX of C$57.21 per share and the Bank of Canada noon rate on that day of 0.8620. The grant date fair value (i.e. the value as of the award date of December 11, 2013) was as follows: Mr. Harquail - $259,270, Mr. Rana - $164,990, Mr. Waterman - $141,420 and Mr. Brink - $188,560 and Mr. Hong - $113,136, using the 5-day weighted average price on the TSX prior to such award date, which was C$40.87 per share, and the Bank of Canada noon rate of 0.9428 on December 11, 2013.

(12)

Represents performance-based RSUs awarded on December 11, 2013, which shall vest on December 11, 2016 upon the satisfaction of certain performance criteria as described in the Corporation’s information circular dated March 21, 2014.

(13)

The market or payout value as at December 31, 2014 was calculated using the closing price on the TSX of C$57.21 per share and the Bank of Canada noon rate on that day of 0.8620. The grant date fair value (i.e. the value as of the award date of December 11, 2013) was as follows: Mr. Harquail - $259,270, Mr. Rana - $164,990, Mr. Waterman - $141,420, Mr. Brink - $188,560 and Mr. Hong - $113,136, using the 5-day weighted average price on the TSX prior to such award date, which was C$40.87 per share, and the Bank of Canada noon rate of 0.9428 on December 11, 2013.

(14)	These options vest over a three-year period from their grant date of December 11, 2013.
(15)	These options vest over a three-year period from their grant date of December 11, 2014.
(16)	Represents time-based RSUs awarded on December 11, 2014, which shall vest annually in equal thirds commencing on the first anniversary of the award date.
(17)

The market or payout value as at December 31, 2014 was calculated using the closing price on the TSX of C$57.21 per share and the Bank of Canada noon rate on that day of 0.8620. The grant date fair value (i.e. the value as of the award date of December 11, 2014) was as follows: Mr. Harquail - $498,487, Mr. Rana - $162,534, Mr. Waterman - $130,027 and Mr. Brink - $182,038 and Mr. Hong - $130,027, using the 5-day weighted average price on the TSX prior to such award date, which was C$59.52 per share, and the Bank of Canada noon rate of 0.8669 on December 11, 2014.

(18)

Represents performance-based RSUs awarded on December 11, 2014, which shall vest on December 11, 2017 upon the satisfaction of certain performance criteria as described in “Elements of Compensation — 2014 RSU Vesting” above.

(19)

The market or payout value as at December 31, 2014 was calculated using the closing price on the TSX of C$57.21 per share and the Bank of Canada noon rate on that day of 0.8620. The grant date fair value (i.e. the value as of the award date of December 11, 2014) was as follows: Mr. Harquail - $498,487, Mr. Rana - $162,534, Mr. Waterman - $130,027 and Mr. Brink - $182,038 and Mr. Hong - $130,027, using the 5-day weighted average price on the TSX prior to such award date, which was C$59.52 per share, and the Bank of Canada noon rate of 0.8669 on December 11, 2014.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year ($)		Share-based awards - Value vested during the year ($)		Non-equity incentive plan compensation - Value earned during the year ($)
David Harquail	$283,868	(1)(2)	$663,097	(3)	$1,023,385
Sandip Rana	$89,824	(1)(2)	$317,860	(4)	$667,425
Geoff Waterman	$77,348	(1)(2)	$307,069	(5)	$266,970
Paul Brink	$102,849	(1)(2)	$375,811	(6)	$747,516
Lloyd Hong	$175,587	(2)(7)	$49,445	(8)	$533,940

Notes

(1)         Represents 33 1/3% of options granted on date of December 12, 2012, which vested on December 12, 2014. The value vested during the year of option-based awards was calculated using the closing price of the common shares on the TSX on the vesting date of December 12, 2014, which was C$58.26 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.8666, which was the Bank of Canada noon rate on December 12, 2014.

(2)         Represents 33 1/3% of options granted on date of December 11, 2013, which vested on December 11, 2014. The value vested during the year of option-based awards was calculated using the closing price of the common shares on the TSX on the vesting date of December 11, 2014, which was C$59.52 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.8669, which was the Bank of Canada noon rate on December 11, 2014.

(3)         Represents 5,297 performance-based RSUs (which were awarded on December 6, 2011 and vested on December 6, 2014 following determination by the CCGC that the performance-vesting criteria as more particularly described in the Corporation’s management information circular dated March 23, 2012 had been satisfied), 1,766 time-based RSUs which were awarded on December 6, 2011 and vested on December 6, 2014, 1,499 time-based RSUs which were awarded on December 12, 2012 and vested on December 12, 2014, and 4,486 time-based RSUs which were awarded on December 11, 2013 and vested on December 11, 2014 (in each case, being 33 1/3% of the common shares subject to the original RSU grant on December 6, 2011, December 12, 2012 and December 11, 2013, respectively).  The value vested was calculated using the closing price of the common shares on the TSX on December 8, 2014 (as December 6, 2014 fell on a Saturday), December 11, 2014 and December 12, 2014, which were C$58.89, C$58.26 and C$56.93 per share, respectively. The rate used for currency translation into U.S. dollars was 0.8717,0.8669 and 0.8666 which were the Bank of Canada noon rates on December 8, 2014, December 11, 2014 and December 12, 2014, respectively.

(4)         Represents 2,943 performance-based RSUs (which were awarded on December 6, 2011 and vested on December 6, 2014 following determination by the CCGC that the performance-vesting criteria as more particularly described in the Corporation’s management information circular dated March 23, 2012 had been satisfied), 981 time-based RSUs which were awarded on December 6, 2011 and vested on December 6, 2014, 899 time-based RSUs which were awarded on December 12, 2012 and vested on December 12, 2014 and 1,427 time-based RSUs which were awarded on December 11, 2013 and vested on December 11, 2014 (in each case, being 33 1/3% of the common shares subject to the original RSU grant on December 6, 2011, December 12, 2012 and December 11, 2013, respectively). The value vested was calculated using the closing price of the common shares on the TSX on December 8, 2014 (as December 6, 2014 fell on a Saturday), December 11, 2014 and December 12, 2014, which were C$58.89, C$58.26 and C$56.93 per share, respectively. The rate used for currency translation into U.S. dollars was 0.8717, 0.8669 and 0.8666 which were the Bank of Canada noon rates on December 8, 2014, December 11, 2014 and December 12, 2014, respectively.

(5)        Represents 3,001 performance-based RSUs (which were awarded on December 6, 2011 and vested on December 6, 2014 following determination by the CCGC that the performance-vesting criteria as more particularly described in the Corporation’s management information circular dated March 23, 2012 had been satisfied), 1,000 time-based RSUs which were awarded on December 6, 2011 and vested on December 6, 2014, 809 time-based RSUs which were awarded on December 12, 2012 and vested on December 12, 2014, and 1,223 time-based RSUs which were awarded on December 11, 2013 and vested on December 11, 2014 (in each case, being 33 1/3% of the common shares subject to the original RSU grant on December 6, 2011, December 12, 2012 and December 11, 2013, respectively). The value vested was calculated using the closing price of the common shares on the TSX on December 8, 2014 (as December 6, 2014 fell on a Saturday), December 11, 2014 and December 12, 2014, which were C$58.89, C$58.26 and C$56.93 per share, respectively. The rate used for currency translation into U.S. dollars was 0.8717, 0.8669 and 0.8666 which were the Bank of Canada noon rates on December 8, 2014, December 11, 2014 and December 12, 2014, respectively.

(6)         Represents 3,531 performance-based RSUs (which were awarded on December 6, 2011 and vested on December 6, 2014 following determination by the CCGC that the performance-vesting criteria as more particularly described in the Corporation’s management information circular dated March 23, 2012 had been satisfied), 1,177 time-based RSUs which were awarded on December 6, 2011 and vested on December 6, 2014, 1,049 time-based RSUs which were awarded on December 12, 2012 and vested on December 12, 2014, and 1,631 time-based RSUs which were awarded on December 11, 2013 and vested on December 11, 2014 (in each case, being 33 1/3% of the common shares subject to the original RSU grant on December 6, 2011, December 12, 2012 and December 11, 2013, respectively). The value vested was calculated using the closing price of the common shares on the TSX on December 8, 2014 (as December 6, 2014 fell on a Saturday), December 11, 2014 and December 12, 2014, which were C$58.89, C$58.26 and C$56.93 per share, respectively. The rate used for currency translation into U.S. dollars was 0.8717, 0.8669 and 0.8666 which were the Bank of Canada noon rates on December 8, 2014, December 11, 2014 and December 12, 2014, respectively.

(7)         Represents 33 1/3% of options granted on date of December 11, 2012, which vested on December 11, 2014.  The value vested during the year of option-based awards was calculated using the closing price of the common shares on the TSX on the vesting date of December 11, 2014, which was C$59.52 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.8669, which was the Bank of Canada noon rate on December 11, 2014.

(8)         Represents 979 time-based RSUs which were awarded on December 11, 2013 and vested on December 11, 2014 (being 33 1/3% of the common shares subject to the original RSU grant on December 11, 2013).  The value vested was calculated using the closing price of the common shares on the TSX on December 11, 2014, which was C$58.26 per share.  The rate used for currency translation into U.S. dollars was 0.8669 which was the Bank of Canada noon rate on December 11, 2014.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of the exercise of options during the most recently completed financial year by each Named Executive Officer and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)		Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In- the-Money Options at Financial Year-End ($)(2) Exercisable/ Unexercisable
David Harquail	Nil	Nil		339,433/79,317	$11,120,356/$463,468
Sandip Rana	Nil	Nil		162,118/25,306	$3,419,561/$147,170
Geoff Waterman	150,000	C$	6,747,403	10,690/21,175	$69,882/$126,353
Paul Brink	Nil	Nil		51,518/28,738	$1,450,820/$168,307
Lloyd Hong	Nil	Nil		70,128/49,596	$153,917/$150,088

Notes

(1)         The aggregate value realized was calculated using the sale price of the common shares realized by each Named Executive Officer following the exercise of options by each Named Executive Officer, less the exercise price of the options.

(2)         The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2014, which was C$57.21 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.8620, which was the Bank of Canada noon rate on December 31, 2014.

Discussion of Incentive Plan Awards

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, are set out above in the Compensation Discussion and Analysis and below under “Other Information - Share Compensation Plan”. An aggregate of 150,000 outstanding stock options held by one Named Executive Officer were exercised during the financial year ended December 31, 2014.

As indicated above, for 2015, incentive compensation will consist of an award of a cash bonus, time-based RSUs, performance-based RSUs and stock options which in the aggregate will be targeted at 200% of base salary (other than for the CEO, who will have a target of 400% of base salary). For illustrative purposes, if all pre-set corporate and personal objectives for 2015 are met, in 2015 cash bonuses, time-based RSUs, stock options and performance-based RSUs will be awarded as follows:

Illustrative Incentive Compensation

Name	Target 2015 Cash Bonus		Target 2015 Time- Based RSUs		Target 2015 Stock Options		Target 2015 Performance-Based RSUs
David Harquail	C$	750,000	C$	750,000	C$	750,000	C$	750,000
Sandip Rana	C$	225,000	C$	225,000	C$	225,000	C$	225,000
Geoff Waterman	C$	175,000	C$	175,000	C$	175,000	C$	175,000
Paul Brink	C$	250,000	C$	250,000	C$	250,000	C$	250,000
Lloyd Hong	C$	200,000	C$	200,000	C$	200,000	C$	200,000

Termination and Change of Control Benefits

Each of the Named Executive Officers has entered into an employment agreement with the Corporation that provides for payments at, following or in connection with a termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Corporation or a change in such Named Executive Officers’ responsibilities.

Termination Benefits

If a Named Executive Officer is terminated without just cause or resigns for “good reason” as defined in the applicable employment agreement (see below), such Named Executive Officer will be entitled to a lump sum severance payment equal to the sum of 24 months’ base salary (determined as at the time of termination or resignation, as applicable). The individual will also be entitled to continue participating in the Corporation’s benefit plans for the same 24 month period. If the Corporation is unable to continue the individual’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time.

Under the terms of the Named Executive Officers’ employment agreements, the concept of resignation for “good reason” applies in circumstances unrelated to a “change of control” (see below). The concept of “good reason” generally includes:

(a)                                 changes in a Named Executive Officer’s duties or status, including a material change to the Named Executive Officer’s reporting relationship;

(b)                                 a change in aggregate compensation which would include annual base salary and the Named Executive Officer’s aggregate incentive compensation or aggregate target incentive compensation that would have the effect of reducing aggregate compensation by 35% or more, including any change in performance metrics that would produce such a result;

(c)                                  failure by the Corporation to continue to provide benefits at least as favourable as those initially provided or the taking of any action that would materially reduce any such benefits;

(d)                                 the Corporation requiring the Named Executive Officer to relocate; and

(e)                                  failure by the Corporation to obtain a satisfactory agreement from a successor corporation to assume and agree to perform the employment agreement.

For illustrative purposes, in accordance with Form 51-102F6, if a Named Executive Officer had been terminated without just cause or had resigned for “good reason” on December 31, 2014, the amounts payable and the value of options vested as of such date would have been as follows:

Illustrative Termination Amounts

Name	Aggregate amount payable for base salary(1)		Aggregate amount payable for perquisites and benefits(2)	Option-based awards - Value vested(3) ($)
David Harquail	C$	1,150,000	$28,912	$11,120,356
Sandip Rana	C$	750,000	$20,796	$3,419,561
Geoff Waterman	C$	600,000	$26,776	$69,882
Paul Brink	C$	840,000	$21,864	$1,450,820
Lloyd Hong	C$	600,000	$28,912	$153,917

Notes

(1)         Equal to 24 months’ base salary for each Named Executive Officer.

(2)         The actual amounts of perquisites for all Named Executive Officers have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for 24 months.

(3)         The value of stock options vested as of December 31, 2014 was calculated using the closing price of the common shares on the TSX on December 31, 2014, which was C$57.21 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.8620, which was the Bank of Canada noon rate on December 31, 2014.

Change of Control Benefits

The Named Executive Officers have double-trigger “change of control” provisions in their applicable employment agreements. A “change of control” is defined as: (i) the acquisition of control in law (whether by sale, transfer, merger, consolidation or otherwise) of the Corporation by a third party (that is, the acquisition of control of at least 50.1% of the issued and outstanding voting shares of the Corporation) or (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Corporation to a third party.

In the event that a “change of control” occurs and the Named Executive Officer is terminated without cause or resigns for “good reason” within the twelve-month period following the “change of control”, the Corporation is required to provide to the Named Executive Officer a lump sum payment of a multiple of the Named Executive Officer’s base salary and bonus (see below) at the time of termination or resignation, as applicable. For this purpose, the term bonus means the sum of: (i) the cash bonus awarded for performance during the calendar year preceding the “change of control”; and (ii) the grant date dollar value of all deferred share-based compensation awarded for performance during the calendar year preceding the “change of control”. The Corporation is also required to continue the Named Executive Officer’s benefits coverage for a specified period (see below). If the Corporation is unable to continue the Named Executive Officer’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time. Under the terms of the Share Compensation Plan, all unvested RSUs and all options (whether or not currently exercisable) will vest or become exercisable, as applicable, at such time as determined by the CCGC in its sole discretion such that the Named Executive Officers will be able to participate in a change of control transaction, including by surrendering such RSUs or options, for consideration in the form of cash and/or securities, to be determined by the CCGC in its sole discretion.

For illustrative purposes, in accordance with Form 51-102F6, if a Named Executive Officer had been terminated without just cause or had resigned for “good reason” on December 31, 2014 following a “change of control”, the applicable multiple, the amount payable based on base salary and bonus actually received for 2014, the specified period for benefits, the amount payable for benefits, the value of options vested as of such date (assuming accelerated vesting of all options as a result of the change of control) and the value of RSUs vested as of such date (assuming accelerated vesting of all RSUs (both time-based and performance-based) as a result of the change of control) would have been as follows:

Illustrative “Change of Control” Amounts

Name	Multiple	Aggregate amount payable for base salary and bonus	Compensation period	Aggregate amount payable for perquisites and benefits(1)	Option-based awards - Value vested(2) ($)	Share-based awards - Value vested(3)
David Harquail	2 times	$6,061,032	24 months	$28,912	$11,583,824	$2,354,693
Sandip Rana	1.5 times	$2,233,124	18 months	$20,796	$3,566,731	$840,081
Geoff Waterman	1.5 times	$1,386,042	18 months	$26,776	$196,235	$709,890
Paul Brink	1.5 times	$2,501,097	18 months	$21,864	$1,619,127	$957,254
Lloyd Hong	1.5 times	$1,786,497	18 months	$28,912	$304,005	$596,317

Notes

(1)         The actual amounts of perquisites for all Named Executive Officers have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for the compensation period.

(2)         The value of stock options vested as of December 31, 2014 (assuming accelerated vesting of all options as a result of the change of control as provided or permitted for in the Option Plan/Share Compensation Plan) was calculated using the closing price of the common shares on the TSX on December 31, 2014, which was C$57.21 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.8620, which was the Bank of Canada noon rate on December 31, 2014.

(3)         The value of RSUs vested as of December 31, 2014 (assuming accelerated vesting of all RSUs (both time-based and performance-based) as a result of the change of control as provided or permitted for in the Share Compensation Plan) was calculated using the closing price of the common shares on the TSX on December 31, 2014, which was C$57.21 per share. The rate used for currency translation into U.S. dollars was 0.8620, which was the Bank of Canada noon rate on December 31, 2014.

OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The following table (presented in accordance with Form 51-102F5) sets forth all compensation plans under which equity securities of the Corporation are authorized for issuance as of the end of the most recently completed financial year.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders — Share Compensation Plan - RSUs	141,863	N/A		N/A
Equity compensation plans approved by shareholders — Share Compensation Plan - Options	2,132,728	C$	31.97	N/A
Total	2,274,591	N/A		1,722,460	(1)

Notes

(1)         This is the total number of common shares remaining available for future issuance under the Share Compensation Plan as of December 31, 2014, less the number of common shares to be issued upon the vesting of outstanding RSUs and the exercise of outstanding stock options.

Share Compensation Plan

The Corporation’s share compensation plan (the “Share Compensation Plan”) was approved by shareholders at the annual and special meeting of shareholders held on May 12, 2010 (and was amended in November 2010 to update the tax and source deduction provisions relating to RSUs). The Share Compensation Plan replaced the Corporation’s stock option plan established at the time of its IPO (the “Option Plan”) and the Corporation’s original restricted share unit plan (the “Restricted Share Unit Plan”). Options that were granted under the Option Plan remain outstanding pursuant to their original terms. There are no RSUs outstanding under the Restricted Share Unit Plan.  Please see the Corporation’s management information circular dated April 7, 2010 for a summary of the terms of the Option Plan.

Purpose: The stated purpose of the Share Compensation Plan is to advance the interests of the Corporation and its shareholders by: (a) ensuring that the interests of officers and employees are aligned with the success of the Corporation; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

Participants: Each officer and employee of the Corporation and its subsidiaries is eligible to participate in the Share Compensation Plan. Non-employee directors of the Corporation are not eligible to participate in the Share Compensation Plan in respect of RSUs. Under the Share Compensation Plan, non-employee directors of the Corporation are eligible to participate in respect of options, however, only on a limited basis consistent with the guidelines of certain governance rating agencies. See “Restrictions on the Award of RSUs and Grant of Options” below.

Administration: The Share Compensation Plan is administered by the CCGC, which determines, from time to time, the eligibility of persons to participate in the Share Compensation Plan, when RSUs and options will be awarded or granted, the number of RSUs and options to be awarded or granted, the vesting criteria for each award of RSUs and grant of options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

Plan Maximum and Common Shares Reserved for Issuance: The Share Compensation Plan has a fixed maximum of 5,700,876 common shares. Taking into account the change from a 5% rolling plan to a fixed maximum plan effective May 12, 2010, an aggregate of 3,997,051 common shares are currently reserved for issuance under the Share Compensation Plan on the following basis:

Common Shares Reserved under the Share Compensation Plan

	Options	RSUs	Aggregate
Total granted/awarded to date	4,334,928	315,611 (1)	4,650,539
Vested (not exercised)	1,623,485	158,457	1,781,942
Exercised/issued	2,008,866	158,457	2,167,323
Cancelled/otherwise terminated	193,334	15,291	208,625
Total exercisable/issuable under the Plan	2,132,728	141,863	2,274,591
% of issued and outstanding common shares	1.36%	0.09%	1.45%
% of common shares reserved for issuance under the Plan	53.36%	3.55%	56.91%

Notes

(1)         183,857 performance-based and 131,754 time-based RSUs.

Based on the foregoing, an aggregate of 1,722,460 common shares remain available for issuance pursuant to future grants and awards under the Share Compensation Plan (being approximately 1.10% of the issued and outstanding common shares and approximately 43.09% of the total common shares reserved for issuance under the Share Compensation Plan).

Restriction on the Award of RSUs and Grant of Options: Certain restrictions on awards of RSUs and grants of options apply as follows: (a) the total number of common shares issuable to any one person under the Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (b) the number of common shares reserved for issuance under the Share Compensation Plan together with any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (c) the number of common shares issuable to insiders under the Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (d) the number of common shares issued to insiders under the Share Compensation Plan and any other share compensation arrangements within any one-year period cannot exceed 5% of the common shares then outstanding; and (e) the number of common shares issued to any one person within any one-year period cannot exceed 5% of the common shares then outstanding. In addition, consistent with the guidelines of certain governance rating agencies relating to participation of non-employee directors in option plans, the number of common shares reserved for issuance to non-employee directors pursuant to options under the Share Compensation Plan is limited to the lesser of: (i) 0.25% of the common shares then issued and outstanding; and (ii) C$1,000,000 in total value of grants that each director receives over the life of the Share Compensation Plan from the effective date thereof or an annual grant value of C$100,000 per director, in both cases based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

Restricted Share Units:

(a)                                 Mechanics for RSUs: RSUs awarded to participants under the Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Share Compensation Plan. Each RSU awarded conditionally entitles the holder thereof to the issuance of one common share upon achievement of the vesting criteria. It is currently anticipated that RSUs awarded under the Share Compensation Plan will be redeemed for common shares issued from treasury once the vesting criteria established by the CCGC at the time of the award have been satisfied. However, the Corporation will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue common shares by purchasing common shares in the open market or by making a lump sum cash payment of equivalent value.

(b)                                 Vesting: The Share Compensation Plan provides that: (i) at the time of the award of RSUs, the CCGC will determine the vesting criteria applicable to the awarded RSUs; (ii) vesting of RSUs may include criteria such as performance-vesting; (iii) RSUs with time-vesting criteria will, at a minimum (i.e. as the least restrictive criteria), vest annually in equal thirds commencing on the first anniversary of the award date; and (iv) RSUs with performance-vesting criteria will, at a minimum (i.e. as the least restrictive criteria), vest on the first day after the first anniversary of the award date of such RSUs. Currently, the CCGC has determined that performance-based RSUs will, subject to the achievement of pre-determined performance objectives, vest on the first day after the third anniversary of the award date of such RSUs.  It is the CCGC’s current intention that RSUs will be awarded with both time-based vesting provisions and performance-based vesting provisions as components of the Corporation’s long-term, at-risk, incentive compensation program.

Options:

(a)                                 Mechanics for Options: Each option granted will entitle the holder thereof to the issuance of one common share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the Share Compensation Plan are exercisable for common shares issued from treasury once the vesting criteria established by the CCGC at the time of the grant have been satisfied. However, the Corporation has the flexibility to satisfy its obligation to issue common shares by making a lump sum cash payment of equivalent value (i.e. pursuant to a cashless exercise), provided there is a full deduction of the number of underlying common shares from the Share Compensation Plan’s reserve. Specifically, the Share Compensation Plan has a cashless exercise feature in respect of options to facilitate the required tax and source deduction remittances. Under this feature, a participant may elect a cashless exercise in a notice of exercise of options if the common shares issuable on the exercise are to be immediately sold.

(b)                                 Vesting: The Share Compensation Plan provides that at the time of the grant of options, the CCGC will determine the vesting criteria applicable to the granted options and that unless otherwise determined by the CCGC, options shall vest annually in equal thirds commencing on the first anniversary of the award date.

(c)                                  Exercise Price: The CCGC will determine the exercise price and term/expiration date of each option, provided that the exercise price shall not be less than the fair market value (i.e. weighted average trading price for the last five trading days) on the date the option is granted and no option shall be exercisable after ten years from the date on which it is granted.

Termination, Retirement and Other Cessation of Employment: A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (a) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (b) retirement; and (c) any cessation of employment or service for any reason whatsoever, including disability and death (an “Event of Termination”). In such circumstances, unless otherwise determined by the CCGC in its discretion, any unvested RSUs will be automatically forfeited and cancelled and any unvested options will be automatically cancelled, terminated and not available for exercise. Any vested options may be exercised only before the earlier of: (i) the termination of the option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all unvested RSUs must be forfeited and cancelled and all options are (whether or not then exercisable) automatically cancelled. If a person retires in accordance with the Corporation’s retirement policy at such time, the pro-rata portion of any unvested performance-based RSUs will not be forfeited or cancelled and instead shall vest after the retirement has occurred (as if it had not occurred), but only if the performance vesting criteria are met on the applicable measurement date.

Blackout Periods: Under the Share Compensation Plan, should the vesting of an RSU fall, or the term of an option expire on a date that falls, within a blackout period or within nine business days following the expiration of a blackout period, the vesting or expiration dated, as applicable, will be automatically extended to the tenth business day after the end of the blackout period.

Change of Control:The Share Compensation Plan provides that any unvested RSUs and any unvested options will vest at such time as determined by the CCGC such that RSU and option holders will be able to participate in a change of control transaction, including by surrendering such RSUs and options to the Corporation or a third party or exchanging such RSUs and options, for consideration in the form of cash and/or securities.

Transferability: RSUs awarded and options granted under the Share Compensation Plan are non-transferable other than in accordance with the Share Compensation Plan.

Amendment Provisions in the Share Compensation Plan: The Board may amend the Share Compensation Plan or any RSU or option at any time without the consent of any participants under the Share Compensation Plan provided that such amendment shall:

(a)                                 not adversely alter or impair any RSU previously awarded or any option previously granted except as permitted by the adjustment provisions of the Share Compensation Plan;

(b)                                 be subject to any regulatory approvals including, where required, the approval of the Toronto Stock Exchange; and

(c)                                  be subject to shareholder approval, where required, by law or the requirements of the Toronto Stock Exchange, provided that shareholder approval shall not be required for the following amendments:

(i)                                     amendments of a “housekeeping nature”, including any amendment to the Share Compensation Plan or a RSU or option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Share Compensation Plan or a RSU or option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii)                                  amendments that are necessary for RSUs or options to qualify for favourable treatment under applicable tax laws;

(iii)                               a change to the vesting provisions of any RSU or any option (including any alteration, extension or acceleration thereof);

(iv)                              a change to the termination provisions of any option (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period);

(v)                                 the introduction of features to the Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of participants under the Share Compensation Plan to such broker who would purchase common shares through the facilities of the Toronto Stock Exchange for such persons;

(vi)                              the introduction of features to the Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, make lump sum cash payments to participants under the Share Compensation Plan;

(vii)                           the introduction of a cashless exercise feature payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Share Compensation Plan reserve (which amendment has been made in respect of options to facilitate the required tax and source deduction remittances); and

(viii)                        change the application of adjustment and change of control sections.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would:

(a)                                 increase the fixed maximum number of common shares issuable under the Share Compensation Plan, other than by virtue of the adjustment provisions in the Share Compensation Plan, or change from a fixed maximum number of common shares to a fixed maximum percentage of issued and outstanding common shares;

(b)                                 increase the limits referred to above under “Restrictions on the Award of RSUs and Grant of Options”;

(c)                                  permit the award of RSUs to non-employee directors of the Corporation or a change in the limitations on grants of options to non-employee directors;

(d)                                 permit RSUs or options to be transferable or assignable other than for normal estate settlement purposes;

(e)                                 reduce the exercise price of any option (including any cancellation of an option for the purpose of reissuance of a new option at a lower exercise price to the same person);

(f)                                   extend the term of any option beyond the original term (except if such period is being extended by virtue of a blackout period); or

(g)                                  amend the amendment provisions in the Share Compensation Plan.

Amendments to the Share Compensation Plan: During the year ended December 31, 2014, no amendments were made to the Share Compensation Plan.

Indebtedness of Directors and Officers

During the most recently completed financial year and as at the date hereof, no director, proposed nominee for election as a director, officer, employee or associate of any such persons has been or is indebted to the Corporation nor has the Corporation guaranteed any loans on behalf of any of these individuals.

Interest of Management and Others in Material Transactions

Management of the Corporation is not aware of a material interest, direct or indirect, of any director or officer of the Corporation, any director or officer of a body corporate that is itself an insider or subsidiary of the Corporation, any proposed nominee for election as a director of the Corporation, any principal shareholder, or any associate or affiliate of any such person, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Directors’ and Officers’ Liability Insurance

The Corporation maintains directors’ and officers’ liability insurance for the officers and directors of the Corporation which provides coverage in the amount of C$60 million in each policy year. The deductible amount on the policy is C$1 million and the total annual premium for the policy for 2015 is C$295,756, which excludes any commissions paid to brokers.

SHAREHOLDER PROPOSALS FOR NEXT MEETING

The Canada Business Corporations Act, which governs the Corporation, sets out detailed requirements to be complied with for shareholder proposals and provides that they must be received by December 22, 2015 to be considered for inclusion in the management information circular and the form of proxy for the 2016 annual meeting of shareholders, which is expected to be held on or about May 4, 2016.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation’s website at www.franco-nevada.com. Financial information is provided in the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2014.

In addition, copies of the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2014 may be obtained upon request to the Corporate Secretary of the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

DIRECTORS’ APPROVAL

The directors of the Corporation have approved the contents and the sending of this Circular.

DATED as of March 25, 2015.

ON BEHALF OF THE BOARD OF DIRECTORS

“Lloyd Hong”

Chief Legal Officer & Corporate Secretary

SCHEDULE “A”

FRANCO-NEVADA CORPORATION

MANDATE OF THE BOARD OF DIRECTORS

1.                                      PURPOSE

The purpose of this mandate is to set out the mandate and responsibilities of the board of directors (the “Board of Directors” or “Board”) of Franco-Nevada Corporation (“Franco-Nevada”). The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of Franco-Nevada with the highest standards of ethical conduct and in the best interests of Franco-Nevada.

2.                                      COMPOSITION

The Board of Directors shall be composed of between six and 12 individuals, the majority of whom will be Canadian residents. The Board shall be constituted with a majority of individuals who qualify as “independent” directors as defined in National Instrument 58-101 — Disclosure of Corporate Governance Practices.

3.                                      RESPONSIBILITIES OF THE BOARD OF DIRECTORS

The Board of Directors is responsible for the stewardship of Franco-Nevada and in that regard shall be responsible for:

(a)              to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

(b)              enhancing the reputation, goodwill and image of Franco-Nevada;

(c)               adopting a strategic planning process and reviewing, on an annual basis, the strategic plan and business objectives of Franco-Nevada (taking into account, among other things, the opportunities and risks of Franco-Nevada’s business) that are presented by management;

(d)              the identification and review of the principal risks of Franco-Nevada’s business and ensuring, with the assistance of the audit and risk committee of the Board (the “Audit and Risk Committee”), the implementation of appropriate risk management systems;

(e)               ensuring, with the assistance of the compensation and corporate governance committee of the Board (the “Compensation and Corporate Governance Committee”), the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable laws, and that such compliance is reviewed periodically by the Compensation and Corporate Governance Committee;

(f)                assessing the performance of Franco-Nevada’s executive officers, monitoring succession plans and periodically monitoring the compensation levels of executive officers based on the determinations and recommendations made by the Compensation and Corporate Governance Committee;

(g)               ensuring internal control and management information systems are in place for Franco-Nevada, with the Audit and Risk Committee assessing the effectiveness of the internal control and management information systems through meetings held with the external auditors, as appropriate, and senior management and a review of reports prepared by senior management;

(h)              establishing the Audit and Risk Committee as a standing audit committee of the Board;

(i)                  developing Franco-Nevada’s approach to corporate governance by establishing the Compensation and Corporate Governance Committee as a standing committee of the Board, including developing a set of corporate governance principles and guidelines that are specifically applicable to Franco-Nevada;

(j)                 ensuring that Franco-Nevada has in place a communication policy which enables Franco-Nevada to effectively communicate with shareholders, other stakeholders and the public generally, and is reviewed at such intervals as the Board deems appropriate; and

(k)              establishing measures for receiving feedback from stakeholders.

4.                                      EXPECTATIONS OF DIRECTORS

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board.

(a)              Commitment and Attendance. All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director’s attendance.

(b)              Preparation for Meetings. All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented. Directors are encouraged to contact the Chair of the Board, the Chief Executive Officer and any other appropriate executive officer(s) of Franco-Nevada to ask questions and discuss agenda items prior to meetings.

(c)               Participation in Meetings. Each director is expected to be sufficiently knowledgeable of the business of Franco-Nevada, including its financial statements, and the risks it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.

(d)              Loyalty and Ethics. In their roles as directors, all directors owe a duty of loyalty to Franco-Nevada. This duty of loyalty mandates that the best interests of Franco-Nevada take precedence over any other interest possessed by a director. Directors are expected to conduct themselves in accordance with Franco-Nevada’s Code of Business Conduct and Ethics.

(e)               Other Directorships and Significant Activities. Franco-Nevada values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. No director should serve on the board of a competitor or of a regulatory body with oversight of Franco-Nevada. Each director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the director’s time and availability for his or her commitment to Franco-Nevada. Directors should advise the chair of the Compensation and Corporate Governance Committee and the Chief Executive Officer before accepting membership on other public company boards of directors or any audit committee or other significant committee assignment on any other board of directors, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the director’s relationship to Franco-Nevada.

(f)                Contact with Management and Employees. All directors should be free to contact the Chief Executive Officer at any time to discuss any aspect of Franco-Nevada’s business. Directors should use their judgement to ensure that any such contact is not disruptive to the operations of Franco-Nevada. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer in meetings of the Board of Directors and committees, or in other formal or informal settings.

(g)               Speaking on Behalf of Franco-Nevada. It is important that Franco-Nevada speak to employees and outside constituencies with a single voice, and that management serve as the primary spokesperson. As a result, directors should ensure that they adhere to Franco-Nevada’s disclosure policy.

(h)              Confidentiality. The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

5.                                      MEASURES FOR RECEIVING SHAREHOLDER FEEDBACK

All publicly disseminated materials of Franco-Nevada shall provide for a mechanism for feedback from shareholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the Board of Directors on a semi-annual basis or at such other interval as they see fit. Specific procedures for permitting shareholder feedback and communication with the Board will be prescribed by Franco-Nevada’s disclosure policy approved by the Board.

6.                                      MEETINGS

The Board of Directors will meet not less than four times per year: three meetings to review quarterly results and one prior to the issuance of the annual financial results of Franco-Nevada.

7.                                      INDEPENDENT ADVICE

In discharging its mandate, the Board of Directors shall have the authority to retain and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

8.                                      EXPECTATIONS OF MANAGEMENT OF FRANCO-NEVADA

Management shall be required to report to the Board of Directors at the request of the Board on the performance of Franco-Nevada, management’s concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects management to promptly report to the Chair of the Board any significant developments, changes, transactions or proposals respecting Franco-Nevada.

9.                                      ANNUAL EVALUATION

At least annually, the Board of Directors through the Compensation and Corporate Governance Committee shall, in a manner it determines to be appropriate:

(a)              conduct a review and evaluation of the performance of the Board and its members, its committees and their members, including the compliance of the Board with this mandate and of the committees with their respective charters; and

(b)              review and assess the adequacy of this mandate on an annual basis.

SCHEDULE “B”

FRANCO-NEVADA CORPORATION

ADVANCE NOTICE BY-LAW AMENDMENT

By-Law No. 1 of the Corporation has been amended by inserting the following Section 2.3A after Section 2.3:

2.3A                      Nomination of Directors

(a)                                 Subject only to the provisions of the Act and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors. Such nominations must be made:

A.            by or at the direction of the board (or any duly authorized committee thereof), including pursuant to a notice of meeting;

B.            by or at the direction or request of one or more shareholders of the Corporation pursuant to a proposal within the meaning of, and made in accordance with, the provisions of the Act, or the requisition of a meeting of shareholders of the Corporation made in accordance with the provisions of the Act; or

C.            by any person (a “Nominating Shareholder”):

i.                  who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Section 2.3A and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

ii.               who complies with the notice procedures set forth below in this Section 2.3A.

(b)                                 In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Corporation at the principal executive office of the Corporation in accordance with this Section 2.3A.

(c)                                  To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be made:

A.      in the case of an annual meeting of shareholders (which includes an annual and special meeting of shareholders), not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date on which the first Public Announcement (as defined below) of the date of the annual meeting of shareholders was made by the Corporation (the “Notice Date”), notice by the Nominating Shareholder must be made not later than the close of business on the tenth (10th) day following the Notice Date; and

B.            in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first Public Announcement of the date of the special meeting of shareholders was made.

The adjournment or postponement of a meeting of shareholders or the announcement thereof shall result in the commencement of a new time period for the giving of a Nominating Shareholder’s notice as described above.

(d)                                 To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must set forth:

A. as to each person whom the Nominating Shareholder proposes to nominate for election as a director (each a “Proposed Nominee”):

i.                  the name, age, business address, residential address and residency of the Proposed Nominee;

ii.               the principal occupation, business or employment of the Proposed Nominee for the past five years;

iii.            the class or series and number of shares in the capital of the Corporation which are controlled or directed or which are owned beneficially or of record, directly or indirectly, by the Proposed Nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

iv.           a description of the arrangements or understandings between the Proposed Nominee and the Nominating Shareholder and any other persons or companies regarding the election of the Proposed Nominee; and

v.              any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular in connection with a solicitation of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

B.            as to the Nominating Shareholder giving the notice:

i.                  full particulars regarding any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation; and

ii.               any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with a solicitation of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

(e)                                  The Corporation shall make all information requested and received from the Proposed Nominee and Nominating Shareholder publicly available to the shareholders of the Corporation.

(f)                                   No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Section 2.3A; provided, however, that nothing in this Section 2.3A shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(g)                                  For purposes of this Section 2.3A:

A.            “Public Announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

B.            “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(h)                                 Notwithstanding any other provision of this by-law, notice given to the Corporate Secretary of the Corporation pursuant to this Section 2.3A may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Corporate Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive office of the Corporation; provided that if such delivery or electronic communication is made on a day which is a non-business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(i)                                     Notwithstanding the foregoing, the board may, in its sole discretion, waive all or any of the requirements in this Section 2.3A.

SCHEDULE “C”

FRANCO-NEVADA CORPORATION

QUORUM BY-LAW AMENDMENT

By-law No. 1 of the Corporation has been amended by deleting Section 7.11 in its entirety and replacing it with the following:

7.11 Quorum. A quorum for the transaction of business at any meeting of shareholders shall be at least two (2) persons, present in person, each being a shareholder entitled to vote at that meeting or a duly appointed proxy for a shareholder so entitled, holding or representing in the aggregate not less than 25% of the outstanding shares of the Corporation carrying the right to vote at such meeting.